UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Índex

2

BBVA Group highlights

BBVA Group highlights

(Consolidated figures)

	IFRS 9		IAS 39
	30-09-18	Δ %	30-09-17	31-12-17
Balance sheet (Millions of Euros)
Total assets	668,985	(3.2)	690,797	690,059
Loans and advances to customers (gross)	383,111	(8.0)	416,240	400,369
Deposits from customers	365,687	(6.9)	392,865	376,379
Other customer funds	132,798	(3.6)	137,724	134,906
Total customer funds	498,485	(6.1)	530,589	511,285
Total equity	51,097	(6.1)	54,400	53,323
Income statement (Millions of Euros)
Net interest income	12,899	(2.3)	13,202	17,758
Gross income	17,596	(6.9)	18,908	25,270
Operating income	8,875	(6.8)	9,522	12,770
Profit/(loss) before tax	6,012	(0.0)	6,015	6,931
Net attributable profit	4,323	25.3	3,449	3,519
The BBVA share and share performance ratios
Number of shares (million)	6,668	0.0	6,668	6,668
Share price (euros)	5.49	(27.4)	7.56	7.11
Earning per share (euros) (1)	0.62	26.7	0.49	0.48
Book value per share (euros)	6.94	(2.4)	7.11	6.96
Tangible book value per share (euros)	5.70	(1.6)	5.79	5.69
Market capitalization (Millions of Euros)	36,607	(27.4)	50,416	47,422
Yield (dividend/price; %)	4.4		3.8	4.2
Significant ratios (%)
ROE (net attributable profit/average shareholders’ funds +/- average accumulated other comprehensive income) (2)	12.2		9.6	7.4
ROTE (net attributable profit/average shareholders’ funds excluding average intangible assets +/- average accumulated other comprehensive income) (2)	14.8		11.9	9.1
ROA (Profit or loss for the year/average total assets)	0.95		0.82	0.68
RORWA (Profit or loss for the year/average risk-weighted assets - RWA)	1.82		1.53	1.27
Efficiency ratio	49.6		49.6	49.5
Cost of risk	0.90		0.94	0.89
NPL ratio	4.1		4.6	4.6
NPL coverage ratio	73		72	65
Capital adequacy ratios (%)
CET1 fully-loaded	11.3		11.2	11.1
CET1 phased-in (3)	11.6		11.9	11.7
Tier 1 phased-in (3)	13.3		13.1	13.0
Total ratio phased-in (3)	15.9		15.7	15.5
Other information
Number of shareholders	895,809	(0.6)	900,807	891,453
Number of employees	126,357	(4.3)	132,019	131,856
Number of branches	7,999	(4.5)	8,374	8,271
Number of ATMs	31,396	0.6	31,214	31,688

General note: data as of 30-09-17 and 31-12-17 are presented for comparison purposes only.

(1)	Adjusted by additional Tier 1 instrument remuneration.
(2)

The ROE and ROTE ratios include, in the denominator, the Group’s average shareholders’ funds and take into account the item called “Accumulated other comprehensive income”, which forms part of the equity. Excluding this item, the ROE would stand at 10.0%, in January-September of 2018; 8.5%, in January-September of 2017; and 6.4%, in 2017; and the ROTE at 11.8%, 10.2% and 7.7%, respectively.

(3)

As of September 30, 2018 phased-in ratios include the temporary treatment on the impact of IFRS9 , calculated in accordance with Article 473 bis of Capital Resquirements Regulation (CRR). For 2017, the capital ratios are calculated under CRD IV from Basel III regulation, in which a phase-in of 80% is applied.

3

Group information

Relevant events

Results (pages 6-13)

•	Generalized growth in recurrent revenue for almost all geographic areas.

•	Operating expenses remain under control.

•	Lower amount of impairment on financial assets not measured at fair value through profit or loss (hereinafter, “impairment on financial assets”).
•	The result of corporate operations amounted to €633 million and includes the capital gains (net of taxes) arising from the sale of approximately 68.2% of BBVA’s equity stake in BBVA Chile.

•	The net attributable profit was €4.323 million, 25.3% higher than in the first nine months of the previous year. Net attributable profit excluding results from corporate operations stood at €3,689 million or 7.0% higher than in the first nine months of the previous year.

Net attributable profit (Millions of Euros) Net attributable profit breakdown (1) (Percentage. January-September 2018)(1) Excludes the Corporate Center. (2) Includes the areas Banking activity in Spain and Non Core Real Estate.

Balance sheet and business activity (pages 14-15)

•	Lower volume of loans and advances to customers (gross). However, there was growth in United States, Mexico and South America (excluding BBVA Chile).

•	Non-performing loans continue to improve.

•	Within the off-balance-sheet funds, mutual funds continue to perform positively.

Hyperinflation in Argentina

•	The financial statements of the Group for the third quarter includes, on one hand, the negative impact derived from the accounting for hyperinflation in Argentina (-€190 million) in the net attributable profit, and on the other hand, the positive impact on equity of €104 million.

Solvency (pages 16-17)

•	The capital position is above regulatory requirements.

•	BBVA has placed an issuance of €1 billion in of preferred securities contingently convertible into newly issued ordinary shares of BBVA. The remuneration has been set at 5.875%, matching the cheapest obtained by BBVA for this type of issuances.

4

Capital and leverage ratios (Percentage as of 30-09-18)

Risk management (pages 18-21)

•	Solid indicators of the main credit-risk metrics: as of 30-September-2018, the NPL ratio closed at 4.1%, the NPL coverage ratio at 73% and the cumulative cost of risk at 0.90%.

NPL and NPL coverage ratios (Percentage)

Transformation

•	The Group’s digital and mobile customer base and digital sales continue to increase in all the geographic areas where BBVA operates with a positive impact in efficiency.

Digital and mobile customers (Millions)

Other matters of interest

•	On October 10, BBVA completed the sale agreement to Cerberus of 80% of the joint venture to which BBVA had transferred its real estate business in Spain. The Group’s financial statements for the third quarter of 2018 do not include the impacts of this operation.

•	BBVA has signed the sale to Blackstone of its 25.24% stake in Testa, valued at €478m, which is expected to close during the last quarter of the year.

•	Regarding shareholder remuneration, on October 10, an amount on account of the 2018 fiscal year was paid in cash for a gross amount of €0.10 per share.

5

Impact of the initial implementation of IFRS 9

•	The figures corresponding to the first nine months of 2018 are prepared under International Financial Reporting Standard 9 (IFRS 9), which entered into force on January 1, 2018. This new accounting standard did not require the comparative information from prior periods, so the comparative figures shown for the year 2017 have been prepared in accordance with the IAS 39 (International Accounting Standard 39) regulation in force at that time.
•	The impacts derived from the first application of IFRS 9, as of January 1, 2018, were registered with a charge to reserves of approximately €900m mainly due to the allocation of provisions based on expected losses, compared to the model of losses incurred under the previous IAS 39.

•	In capital, the impact derived from the first application of IFRS 9 has been a reduction of 31 basis points with respect to the fully-loaded CET1 ratio of December 2017.

6

Results

BBVA generated a net attributable profit of €4,323m in the first nine months of 2018, which represents a year-on-year increase of 25.3% (+43.0% at constant exchange rates). This increase includes the results from corporate operations originated by the capital gains net of taxes from the sale of BBVA Chile. Moreover, at constant exchange rates, it is worth mentioning the good performance of recurring revenue, containment of operating expenses and lower loan-loss impairments and provisions, which offset the lower contribution from net trading income (NTI) compared to the same period the previous year.

Consolidated income statement: quarterly evolution

(Millions of Euros)

	IFRS 9			IAS 39
	2018			2017
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	4,256	4,355	4,288	4,557	4,399	4,481	4,322
Net fees and commissions	1,161	1,256	1,236	1,215	1,249	1,233	1,223
Net trading income	200	297	410	552	347	378	691
Dividend income	11	72	12	86	35	169	43
Share of profit or loss of entities accounted for using the equity method	(3)	6	8	5	6	(2)	(5)
Other operating income and expenses	(102)	(10)	142	(54)	154	77	108
Gross income	5,522	5,977	6,096	6,362	6,189	6,336	6,383
Operating expenses	(2,779)	(2,963)	(2,979)	(3,114)	(3,075)	(3,175)	(3,137)
Personnel expenses	(1,438)	(1,560)	(1,566)	(1,640)	(1,607)	(1,677)	(1,647)
Other administrative expenses	(1,044)	(1,105)	(1,106)	(1,143)	(1,123)	(1,139)	(1,136)
Depreciation	(297)	(299)	(307)	(331)	(344)	(359)	(354)
Operating income	2,743	3,014	3,117	3,248	3,115	3,161	3,246
Impairment on financial assets not measured at fair value through profit or loss	(1,018)	(788)	(823)	(1,885)	(976)	(997)	(945)
Provisions or reversal of provisions	(121)	(86)	(99)	(180)	(201)	(193)	(170)
Other gains (losses)	(36)	67	41	(267)	44	(3)	(66)
Profit/(loss) before tax	1,569	2,207	2,237	916	1,982	1,969	2,065
Income tax	(428)	(602)	(611)	(499)	(550)	(546)	(573)
Profit/(loss) after tax from ongoing operations	1,141	1,604	1,626	417	1,431	1,422	1,492
Results from corporate operations (1)	633	—	—	—	—	—	—
Profit/(loss) for the year	1,774	1,604	1,626	417	1,431	1,422	1,492
Non-controlling interests	(100)	(295)	(286)	(347)	(288)	(315)	(293)
Net attributable profit	1,674	1,309	1,340	70	1,143	1,107	1,199
Net attributable profit excluding results from corporate operations	1,040	1,309	1,340	70	1,143	1,107	1,199
Earning per share (euros) (2)	0.24	0.18	0.19	(0.00)	0.16	0.16	0.17

(1)	Includes net capital gains from the sale of BBVA Chile.
(2)	Adjusted by additional Tier 1 instrument remuneration.

7

Consolidated income statement

(Millions of Euros)

	IFRS 9			IAS 39
	Jan.-Sep. 18	Δ %	Δ % at constant exchange rates	Jan.-Sep. 17
Net interest income	12,899	(2.3)	10.2	13,202
Net fees and commissions	3,653	(1.4)	9.4	3,705
Net trading income	907	(35.9)	(31.2)	1,416
Dividend income	95	(61.7)	(60.6)	247
Share of profit or loss of entities accounted for using the equity method	11	n.s.	n.s.	(1)
Other operating income and expenses	30	(91.1)	(89.3)	339
Gross income	17,596	(6.9)	4.3	18,908
Operating expenses	(8,721)	(7.1)	2.7	(9,386)
Personnel expenses	(4,563)	(7.5)	2.3	(4,931)
Other administrative expenses	(3,255)	(4.2)	6.6	(3,398)
Depreciation	(903)	(14.5)	(7.5)	(1,057)
Operating income	8,875	(6.8)	5.8	9,522
Impairment on financial assets not measured at fair value through profit or loss	(2,629)	(9.9)	(1.2)	(2,917)
Provisions or reversal of provisions	(307)	(45.7)	(43.1)	(564)
Other gains (losses)	73	n.s.	n.s.	(25)
Profit/(loss) before tax	6,012	(0.0)	16.6	6,015
Income tax	(1,641)	(1.7)	12.8	(1,670)
Profit/(loss) after tax from ongoing operations	4,371	0.6	18.1	4,345
Results from corporate operations (1)	633	—	—	—
Profit/(loss) for the year	5,004	15.2	35.2	4,345
Non-controlling interests	(682)	(23.9)	0.4	(896)
Net attributable profit	4,323	25.3	43.0	3,449
Net attributable profit excluding results from corporate operations	3,689	7.0	22.0	3,449
Earning per share (euros) (2)	0.62			0.49

(1)	Includes net capital gains from the sale of BBVA Chile.
(2)	Adjusted by additional Tier 1 instrument remuneration.

Unless expressly indicated otherwise, to better understand the changes in the main headings of the Group’s income statement, the year-on-year percentage changes given below refer to constant exchange rates.

8

Gross income

Gross income accumulated in the period grew by 4.3% year-on-year, strongly supported by the positive performance of the more recurring items.

Gross income (Millions of Euros) (1) At constant exchange rates: 4.3%.

Net interest income grew by 10.2% year-on-year with a general increase in all business areas, mainly in the United States, Mexico, Turkey and South America. In the third quarter, net interest income grew by 6.0% in comparison with the previous quarter.

Net interest income/ATAs (Percentage)

On the other hand, cumulative net fees and commissions (up 9.4% year-on-year) also registered a favorable evolution in all business areas of the Group, highly driven by their diversification. The quarterly figure moderated slightly (down 1.1% in the third quarter).

As a result, the more recurring revenue items (net interest income plus net fees and commissions) increased by 10.1% year-on-year (up 4.4% over the third quarter).

9

Net interest income plus fees and commissions (Millions of Euros) (1) At constant exchange rates: 10.1%.

NTI between January and September of 2018 moderated in comparison with the same period of 2017, when it was exceptionally high, largely due to the registration of the capital gains of €228m before taxes, from market sales of the stake in China Citic Bank (CNCB): €-204 million in the first quarter, from the sale of 1.7% stake, and 24 million in the third quarter from the sale of the remaining 0.34%. There have also been lower sales of ALCO portfolios in Spain in the first nine months of 2018 compared to the same period of the previous year. By business areas, NTI had a good performance in Mexico, South America and Turkey.

Other operating income and expenses contributed €30m; 89.3% less in year-on-year terms, mainly due to negative impact of the hyperinflation in Argentina which meant a negative impact of €190m. The change is also explained by the higher contribution to the Single Resolution Fund -SRF- (€124m in Spain, compared to €98m the same period of 2017). The net contribution of the insurance business grew by 2.4% in accumulated terms (-0.7 % in the third quarter).

10

Operating income

Operating expenses for the first nine months of 2018 registered an increase of 2.7%, year-on-year, affected by the exchange rates (down 7.1.% at current exchange rates). Cost discipline has been maintained in all the Group’s areas through various efficiency plans. By business area the biggest reductions were in Spain and the Rest of Eurasia, year-on-year. In the other geographies, the growth of expenses was lower than the growth of gross income (in South America, excluding BBVA Chile).

Operating expenses (Millions of Euros) (1) At constant exchange rates: 2.7%.

Breakdown of operating expenses and efficiency calculation

(Millions of Euros)

	Jan.-Sep. 18	Δ%	Jan.-Sep. 17
Personnel expenses	4,563	(7.5)	4,931
Wages and salaries	3,582	(7.0)	3,851
Employee welfare expenses	664	(6.5)	710
Training expenses and other	317	(14.2)	370
Other administrative expenses	3,255	(4.2)	3,398
Property, fixtures and materials	727	(7.6)	787
IT	855	11.5	767
Communications	179	(14.7)	210
Advertising and publicity	249	(10.2)	278
Corporate expenses	73	(4.1)	76
Other expenses	864	(7.5)	935
Levies and taxes	306	(11.5)	346
Administration costs	7,818	(6.1)	8,329
Depreciation	903	(14.5)	1,057
Operating expenses	8,721	(7.1)	9,386
Gross income	17,596	(6.9)	18,908
Efficiency ratio (operating expenses/gross income; %)	49.6		49.6

11

Number of employees Number of branches Number of ATMs

As a consequence of this evolution of expenses, the efficiency ratio improved to 49.6%, the same as the period the previous year while the operating income, year-on-year growth of 5.8% (+0.5% in the third quarter).

Efficiency ratio (Percentage) Operating Income (Millions of Euros) (1) At constant exchange rates: 5.8%.

12

Provisions and other

Impairment on financial assets for the period January-September 2018 decreased 1.2% in comparison with the figure for the same period in 2017. By business area, they continued to fall in Spain, due to lower loan-loss provisioning requirements for large customers. They also fell in the United States, due to the lower provisioning requirements in the portfolios affected by the 2017 hurricanes. They also decreased in Mexico and, to a lesser extent, in South America. In contrast, they increased in Turkey and the Rest of Eurasia concentrated in wholesale customer portfolios.

Impairment on financial assets (net) (Millions of Euros) (1) At constant exchange rates: -1.2%.

The heading provisions or reversal of provisions (hereinafter, provisions) were 43.1% lower than the figure for the same period of 2017 (which included a charge of €177m for restructuring costs). The line other gains (losses) showed a positive balance compared to the negative one the previous year. This is due to the incorporated capital gains from the sale of certain portfolios in Mexico and Non Core Real Estate, while the previous year resulted in a negative balance due to certain operations with an unfavorable effect from the Non Core Real Estate area.

The heading of corporate operations amounted to €633m and registered the capital gains (net of taxes) originated by the sale of approximately 68.2% of the BBVA’S equity stake in BBVA Chile.

13

Results

As a result of the above, the Group’s net attributable profit for the first nine months of 2018 reached an amount of €4,323m and continued to show a very positive evolution (up 43.0% year-on-year at constant exchange rates, up 25.3% at current exchange rates).

Net attributable profit, excluding results from corporate operations, stood at 3,689 million euros, or 7.0% higher than the amount recorded for the same period in 2017 (up 22.0% year-on-year at constant exchange rates).

By business area, Banking activity in Spain generated a profit of €1,167m, Non Core Real Estate a loss of only €60m, the United States contributed a profit of €541m, Mexico registered €1,851m, Turkey contributed a profit of €488m, South America €467m and the Rest of Eurasia €57m.

Net attributable profit (Millions of Euros) (1) At constant exchange rates: 43.0%. Earning per share (1) (Euros) (1) Adjusted by additional Tier 1 instrument remuneration ROE and ROTE (1) (Percentage) ROA and RORWA (Percentage) (1) The ROE and ROTE ratios include, in the denominator, the Group's average shareholders' funds and take into account the item called "Accumulated other comprehensive income", which forms part of the equity. Excluding this item, the ROE would stand at 8.5% in January-September 2017, 6.4% in 2017 and 10.0% in January-September 2018; and the ROTE on 10.2%, 7.7% and 11.8%, respectively.

14

Balance sheet and business activity

The year-on-year comparison of the Group’s balance sheet and business activity has been affected by the sale of BBVA Chile, which as of September 30, 2018, was not included within the BBVA perimeter.

The evolution of the Group’s balance sheet and activity are presented below, from the opening balance sheet after the first implementation of IFRS 9 until the end of September 2018. These figures include the new categories included in the aforementioned standard.

Regarding the Group’s activity, the most significant aspects during this period are summarized below:

•	Lower volume of loans and advances to customers (gross); however in the United States, Mexico and South America, excluding BBVA Chile, were up.

•	Non-performing loans fell, above all, thanks to an improvement in Spain.

•	The headings of other assets and other liabilities are affected by the sale of BBVA Chile completed in July. Until then, these items included BBVA Chile’s balance sheet reclassified in the category of non-current assets and liabilities held for sale.

•	In deposits from customers, there was a decrease in time deposits, offset by an increase in demand deposits, particularly in Spain.

•	In off-balance-sheet funds, mutual funds continued to perform well.

Consolidated balance sheet

(Millions of Euros)

	30-09-18	Δ %	01-01-18
Cash, cash balances at central banks and other demand deposits	44,800	5.0	42,680
Financial assets held for trading	90,405	(1.6)	91,854
Non-trading financial assets mandatorily at fair value through profit or loss	4,692	8.2	4,337
Financial assets designated at fair value through profit or loss	1,302	27.7	1,019
Financial assets at fair value through accumulated other comprehensive income	61,602	(1.0)	62,202
Financial assets at amortized cost	417,893	(0.9)	421,710
Loans and advances to central banks and credit institutions	15,355	(13.3)	17,713
Loans and advances to customers	370,496	(0.9)	374,011
Debt securities	32,042	6.9	29,986
Investments in subsidiaries, joint ventures and associates	972	(38.8)	1,589
Tangible assets	6,688	(7.0)	7,191
Intangible assets	8,213	(3.0)	8,464
Other assets	32,417	(33.0)	48,369
Total assets	668,985	(3.0)	689,414
Financial liabilities held for trading	81,810	1.3	80,783
Other financial liabilities designated at fair value through profit or loss	6,782	23.4	5,495
Financial liabilities at amortized cost	501,439	(0.9)	506,018
Deposits from central banks and credit institutions	62,339	(9.6)	68,928
Deposits from customers	365,687	0.5	363,689
Debt certificates	62,022	0.6	61,649
Other financial liabilities	11,390	(3.1)	11,752
Liabilities under insurance and reinsurance contracts	9,994	8.4	9,223
Other liabilities	17,862	(49.7)	35,491
Total liabilities	617,888	(3.0)	637,010
Non-controlling interests	5,100	(27.2)	7,008
Accumulated other comprehensive income	(10,505)	18.2	(8,889)
Shareholders’ funds	56,502	4.1	54,285
Total equity	51,097	(2.5)	52,404
Total liabilities and equity	668,985	(3.0)	689,414
Memorandum item:
Guarantees given	45,207	(5.2)	47,668

15

Loans and advances to customers (gross) (Billions of Euros) (1) At constant exchange rates: -0.2%.

Loans and advances to customers

(Millions of Euros)

	IFRS 9 30-09-18	Δ %	IAS 39 31-12-17
Public sector	28,702	(4.1)	29,921
Individuals	169,594	3.0	164,578
Mortgages	109,057	(2.9)	112,274
Consumer	28,332	(11.7)	32,092
Credit cards	12,527	(8.1)	13,630
Other loans	19,678	199.0	6,581
Business	167,771	(10.0)	186,479
Non-performing loans	17,045	(12.1)	19,390
Loans and advances to customers (gross)	383,111	(4.3)	400,369
Loan-loss provisions	(12,614)	(1.0)	(12,748)
Loans and advances to customers	370,496	(4.4)	387,621

Customer funds (Billions of Euros) (1) At constant exchange rates: -0.3%.

Customer funds

(Millions of Euros)

	IFRS 9 30-09-18	Δ %	IAS 39 31-12-17
Deposits from customers	365,687	(2.8)	376,379
Of which current accounts	251,666	4.5	240,750
Of which time deposits	107,458	(7.2)	115,761
Other customer funds	132,798	(1.6)	134,906
Mutual funds and investment companies	64,081	5.2	60,939
Pension funds	33,709	(0.8)	33,985
Other off-balance sheet funds	3,199	3.8	3,081
Customer portfolios	31,809	(13.8)	36,901
Total customer funds	498,485	(2.5)	511,285

16

Solvency

Capital base

Fully-loaded CET1 ratio stood at 11.3% for the period ended September 30, 2018, above the Group’s target ratio of 11%. In the third quarter of 2018, the sale of the stake in BBVA Chile generated a positive impact on the fully-loaded CET1 ratio of 50 basis points (pbs), in line with expectations. Additionally, transfer of the real estate business of BBVA in Spain to Cerberus is estimated to have no material impact on the ratios. Also note that the measures activated at the local level by the Turkish regulator and supervisor (BRSA) in the quarter have no impact on the Group at a consolidated level.

Risk weighted assets (RWA) have decreased in the year, excluding the effect of the sale of BBVA Chile, due to a large extent to the depreciation of currencies against the euro. The Group carried out two securitizations in the year, a standard one in June related to a portfolio of consumer finance car loans for an amount of €800 million and a synthetic one in March, on which the European Investment Fund (FEI, subsidiary of the European Investment Bank) granted a financial guarantee on an intermediate tranche of a total portfolio of €1,950 million of loans to SMEs. The positive impact on capital of both securitizations via the release of RWAs was €767 million. In addition, during the first semester BBVA received authorization from the European Central Bank (ECB) to update the RWA calculation for structural exchange rate risk under the standard model.

Evolution of fully-loaded capital ratios (Percentage)

Capital base

(Millions of Euros)

	CRD IV phased-in				CRD IV fully-loaded
	30-09-18 (1)	30-06-18	31-03-18	31-12-17	30-09-18 (1)	30-06-18	31-03-18	31-12-17
Common Equity Tier 1 (CET 1)	39,662	39,550	39,877	42,341	38,925	38,746	38,899	40,061
Tier 1	45,765	45,717	46,006	46,980	44,868	44,685	44,794	46,316
Tier 2	8,847	9,499	9,032	9,134	8,670	9,520	9,091	8,891
Total Capital (Tier 1 + Tier 2)	54,612	55,216	55,038	56,114	53,538	54,205	53,885	55,207
Risk-weighted assets	343,051	356,985	358,386	361,686	343,271	357,205	356,847	361,686
CET1 (%)	11.6	11.1	11.1	11.7	11.3	10.8	10.9	11.1
Tier 1 (%)	13.3	12.8	12.8	13.0	13.1	12.5	12.6	12.8
Tier 2 (%)	2.6	2.7	2.5	2.5	2.5	2.7	2.5	2.5
Total capital ratio (%)	15.9	15.5	15.4	15.5	15.6	15.2	15.1	15.3

General note: as of September 30, June 30 and March 31, 2018, the main difference between the phased-in and fully loaded ratios arises from the temporary treatment of the impact of IFRS9, to which the BBVA Group has adhered voluntarily (in accordance with Article 473bis of the CRR).

(1)	Preliminary data.

Regarding capital issues, the Group has computed a new issuance of contingent convertible bonds (CoCos) as an AT1 instrument for an amount of US$1,000 million carried out in November 2017 and no longer includes an issuance of AT1 of US$1,500 million that was canceled in advance in May 2018. Likewise, the Group carried out in September a new issuance of contingent convertible bonds (CoCos) for €1,000 million. Once the regulator’s authorization is received, this issuance will compute as AT1 with an impact of approximately +30 pbs on the fully-loaded Tier 1 ratio. Lastly, the Group received regulator’s authorization in the quarter for the computation of a Tier 2 subordinated issue of US $300 million carried out in May, with a positive impact of about 8 bps on the fully-loaded total ratio.

17

The Group has continued with its program to meet the MREL requirements by closing two public issuances of non-preferred senior debt, for a total of €2,500 million.

In relation to shareholder remuneration, on October 10, BBVA paid the first cash dividend charged to the 2018 earnings, with an amount of €0.10 gross per share. The total amount disbursed by the Group was €667 million, with no impact on solvency since the capital ratios include the accrual of dividends in line with the published dividend pay-out policy of around 35-40% of the recurring profit. In addition, BBVA paid in cash, on April 10, 2018, the complementary dividend for 2017 for an amount of €0.15 gross per share.

As of 30-September-2018, the phased-in CET1 ratio stood at 11.6%, taking into account the impact of the initial implementation of IFRS 9. In this context the European Commission and Parliament have established temporary arrangements that are voluntary for the institutions, adapting the impact of IFRS 9 on capital ratios. BBVA has informed the supervisory body of its adherence to these arrangements. Tier 1 capital stood at 13.3% and Tier 2 at 2.6% resulting in a total capital ratio of 15.9%. These levels are above the requirements established by the regulator in its SREP letter and the systemic buffers applicable in 2018 for BBVA Group. Since January 1, 2018, the requirement has been established at 8.438% for the phased-in CET1 ratio and 11.938% for the total capital ratio. The change with respect to 2017 is due to the steady implementation of the capital conservation buffers and the capital buffer applicable to other systemically important banks. The regulatory requirement for 2018 in fully-loaded terms remains unchanged (CET1 of 9.25% and total ratio of 12.75%) compared with the previous year.

In terms of MREL, the requirement that BBVA resolution group (BBVA S.A. and its subsidiaries) must reach as of January 1, 2020 will be 15.08% of total liabilities and own funds. With data as of December 31, 2016 (28.04% expressed in terms of RWAs). The Group estimates that it is currently in line with this MREL requirement.

Finally, the Group’s leverage ratio maintained a solid position, with 6.6% fully-loaded (6.7% phased-in), which is still the largest of its peer group.

Ratings

During the first nine months of the year. S&P and DBRS and Moody’s upgraded BBVA’s rating to A3, A- and A (high), respectively. Throughout the third quarter of 2018, Moody’s, Fitch and S&P reaffirmed the rating given to BBVA (A3, A-and A-, respectively), being S&P the only one that placed BBVA’s outlook in negative due to the recent trend of the Turkish economy.

Following these upgrades, all the agencies assign BBVA a category “A” rating, which did not occur since mid-2012, thus recognizing the strength and robustness of BBVA’s business model.

Ratings

Rating agency	Long term	Short term	Outlook
DBRS	A(high)	R-1 (middle)	Stable
Fitch	A-	F-2	Stable
Moody’s (1)	A3	P-2	Stable
Scope Ratings	A+	S-1+	Stable
Standard & Poor’s	A-	A-2	Negative

(1)	Additionally, Moody’s assigns an A2 rating to BBVA’s long term deposits.

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Risk management

Credit risk

As of the end of September 2018, BBVA Group’s risk metrics continued to perform well:

•	Credit risk decreased by -4.8%, -1.5% isolating the impact of the sale of BBVA Chile during the period (-2.5% and +0.8%, respectively, at constant exchange rates) with positive evolution in all business areas, with the exception of Banking activity in Spain and Non Core Real Estate where a contraction of the activity is observed. During the third quarter credit risk decreased by -5.2% (-3.6% at constant exchange rates). Isolating the sale of BBVA Chile, the credit risk would have fallen by -1.9% (-0.4% in constant terms).

•	The balance of non-performing loans decreased during the last nine months by -13.7% (-10.9% in constant terms), highlighting the good behaviour of the Banking activity in Spain and, due to singular portfolio sale operations, of Non Core Real Estate. To a slighter degree, there is a favourable evolution in Mexico and the United States. South America was negatively impacted by some retail portfolios and specific customers that was partially offset by the sale of BBVA Chile, and Turkey deteriorated to some extent, especially in the wholesale-customer segment. During the third quarter the balance of non-performing loans showed a decrease (-10.0% at current exchange rates and of -7.9% in constant terms).

•	The NPL ratio stood at 4.1% as of 30-September-2018, a reduction of 22 basis points with respect to June of 2018.

•	Allowances decreased by -3.2% during the last 9 months (+1.6% at constant exchange rates) whereas the decrease over the quarter amounted to -7.6% (-4.6% in constant terms).

•	NPL coverage ratio closed at 73% with an improvement of 786 basis points during the last 9 months and 185 basis points in the last 3 months.

•	The cumulative cost of risk through September 2018 was 0.90%, +1 basis point higher than the figure for 2017.

Non-performing loans and provisions (Millions of Euros)

Credit risk (1)

(Millions of Euros)

	30-09-18	30-06-18 (2)	31-03-18 (2)	31-12-17 (2)
Credit risk	428,318	451,587	442,446	450,045
Non-performing loans	17,693	19,654	19,516	20,492
Provisions	12,890	13,954	14,180	13,319
NPL ratio (%)	4.1	4.4	4.4	4.6
NPL coverage ratio (%)	73	71	73	65

(1)	Include gross loans and advances to customers plus guarantees given.
(2)	Figures without considering the classification of non-current assets held for sale.

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Non-performing loans evolution

(Millions of Euros)

	3Q18 (1)	2Q18 (2)	1Q178 (2)	4Q17 (2)	3Q17
Beginning balance	19,654	19,516	20,492	20,932	22,422
Entries	2,163	2,596	2,065	3,757	2,268
Recoveries	(1,962)	(1,655)	(1,748)	(2,142)	(2,001)
Net variation	201	942	317	1,616	267
Write-offs	(1,607)	(863)	(913)	(1,980)	(1,575)
Exchange rate differences and other	(554)	59	(380)	(75)	(181)
Period-end balance	17,693	19,654	19,516	20,492	20,932
Memorandum item:
Non-performing loans	17,045	18,627	18,569	19,753	20,222
Non performing guarantees given	649	1,027	947	739	710

(1)	Preliminary data.
(2)	Figures without considering the classification of non-current assets held for sale.

Structural risks

Liquidity and funding

Management of liquidity and funding in BBVA aims to finance the recurring growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of financing, always in compliance with current regulatory requirements.

A core principle in BBVA’s management of the Group’s liquidity and funding is the financial independence of its banking subsidiaries abroad. This principle limits the spread of a liquidity crisis among the Group’s different areas and ensures that the cost of liquidity and funding is correctly reflected in the price formation process.

The financial soundness of the Group’s banks continues to be based on the funding of lending activity, fundamentally through the use of stable customer funds. During the first nine months of 2018, liquidity conditions remained comfortable across BBVA Group’s global footprint:

•	In the Eurozone, the liquidity situation is still comfortable and the credit gap stable.

•	In the United States, the liquidity situation is adequate. The credit gap increased during the year due to the dynamism of consumer and commercial credit as well as to the cost-containment strategy for deposits, in an environment of competition in prices and rising rates.

•	In Mexico, the liquidity position is sound as the environment has improved after the electoral process and the new commercial agreement with the United States. The credit gap has widened year-to-date due to deposits growing less than lending.

•	The liquidity situation in Turkey is stable, showing a reduction in the credit gap as a result of deposits growing faster than lending.
•	In South America, the liquidity situation remains comfortable in all geographies. There has not been any material change in the liquidity situation of Argentina, despite the volatility of the markets.

On the funding side, the long-term wholesale funding markets in the geographic areas where the Group operates continued to be stable, with the exception of Turkey where the volatility increased during the third quarter, having stabilized at the end of the latter with the renewal of the maturities of syndicated loans of different entities.

During the first nine months of 2018, the companies that form part of BBVA Group carried out the following operations:

•	BBVA S.A. completed three operations: an issuance of senior non-preferred debt for €1.5 billion, with a floating coupon at 3-month Euribor plus 60 basis points and a maturity of five years. It also carried out the largest issuance made by a financial institution in the Eurozone of the so-called “green bonds” (€1 billion). It was a 7- year senior non-preferred debt issuance, which made BBVA the first Spanish bank to carry out this type of issuance. The high demand allowed the price to be lowered to mid-swap plus 80 basis points. In the third quarter, BBVA carried out an issue of preferred securities contingently convertible into newly issued ordinary shares of BBVA (CoCos). This transaction was, for the first time, available to Spanish institutional investors and it was registered with the CNMV for an amount of €1 billion, an annual coupon 5.875% for the first five years and amortization option from the fifth year. Additionally, it closed a private issuance of Tier 2 subordinated debt for US$300m, with a maturity of 15 years, with a coupon of 5.25%.

20
•	In the United States, BBVA Compass issued in June a senior debt bond for US$1.15 billion in two tranches, both at three years: US$700m at a fixed rate with a reoffer yield of 3.605%, and US$450m at a floating rate of 3- month Libor plus 73 basis points.

•	In Mexico, BBVA Bancomer completed an international issuance of subordinated Tier 2 debt of US$1 billion. The instrument was issued at a price equivalent to Treasury bonds plus 265 basis points at a maturity of 15 years, with a ten-year call (BBVA Bancomer 15NC10). In addition, two new Banking Securities Certificates were issued for 7 billion Mexican pesos in two tranches, one of them being the first green bond issued by a private bank in Mexico (3.5 billion Mexican pesos at three years at TIIE28 + 10 basis points).

•	In Turkey, Garanti issued the first private bond in emerging markets for US$75m over six years, to support women’s entrepreneurship.

•	In South America, in Chile, Forum issued senior debt on the local market for an amount equivalent to €108m. And BBVA Peru issued a three-year senior debt in the local market for an aggregate amount of €53m.

The liquidity coverage ratio (LCR) in BBVA Group remained comfortably above 100% in the period, without including any transfers between subsidiaries; in other words, no kind of excess liquidity levels in the subsidiaries abroad are considered in the calculation of the consolidated ratio. As of September 30, 2018, the LCR stood at 127%. Although this requirement is only established at Group level, the minimum level is widely exceeded in all the subsidiaries (Eurozone, 152%; Mexico, 134%; Turkey, 119%; and the United States, 145%).

Foreign exchange

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises abroad, aims to preserve the Group’s capital adequacy ratios and ensure the stability of its income statement.

The first nine months of 2018 were notable for the depreciation against the euro of the Turkish lira (down 34.7%) and the Argentine peso (down 50.6%), while the Mexican peso (+8.6%) and the U.S Dollar (+3.6%) appreciated. BBVA has maintained its policy of actively hedging its main investments in emerging countries, covering on average between 30% and 50% of the earnings for the year and around 70% of the excess of CET1 capital ratio (which is not naturally covered by the ratio itself). In accordance with this policy, the sensitivity of the CET1 ratio to a depreciation of 10% of the main emerging currencies (Mexican peso or Turkish lira) against the euro remains at around a negative two basis points for each of these currencies. In the case of the dollar, the sensitivity is approximately a positive eleven basis points to a depreciation of 10% of the dollar against the euro, as a result of RWAs denominated in U.S. Dollar. Given the context of the emerging markets, the coverage level of the expected earnings in Turkey at the beginning of 2018 is maintained at around 50% and, in the case of Mexico, it has been increased to approximately 100% for 2018 and 50% for 2019.

Interest rates

The aim of managing interest-rate risk is to maintain a sustained growth of net interest income in the short and medium-term, irrespective of interest-rate fluctuations, while controlling the impact on capital through the valuation of the portfolio of financial assets at fair value with changes reflected in other accumulated comprehensive income.

The Group’s banks have fixed-income portfolios to manage their balance-sheet structure. In the first nine months of 2018, the results of this management were satisfactory, with limited risk strategies in all the Group’s banks. Their capacity of resilience to market events has allowed them to face the cases of Italy and Turkey without any relevant impact.

After the formation of the new government in Italy, the reaction of the market to the first proposals on public spending has contributed to the sustained pressure on the Italian debt, however without significant impact on the capital ratio during the quarter.

In Turkey, the high growth rates of recent quarters have given rise to inflationary tensions that, together with the level of current account deficits, have weakened the Turkish Lira. In this context, the Central Bank of Turkey (CBRT) has raised rates to contain the depreciation of the currency. Risk management, and bond portfolio with a high component of inflation-linked bonds, has had a limited impact on the capital ratio.

Finally, it is worth noting the following monetary policies pursued by the different central banks in the main geographical areas where BBVA operates:

•	No relevant changes in the Eurozone, where interest rates remain at 0% and the deposit facility rate at -0.40%.

•	In the United States the upward trend in interest rates continues. The increases of 25 basis points each in March, June and September left the rate at 2.25%.

•	In Mexico, after making two increases in the first half of the year, Banxico maintained the interest rates at 7.75%.

•	In Turkey, after the increases in the first semester, in the third quarter the central bank raised interest rates twice for a total of 625 basis points, placing the average interest rate of the CBRT at 24.00%.

21
•

In South America, the monetary authorities of Colombia and Peru have maintained their reference rates flat throughout the quarter, ending the cycle of reductions. In Argentina, the Central Bank has been forced to raise reserve requirements and reference rates as a measure of protection against the strong depreciation of the currency. In this way, the reference rates increased to 65% compared to the 40% at the beginning of this quarter. Bank reserves in local currency also rose by 18 percentage points.

Economic capital

Consumption of economic risk capital (ERC) at the close of August 2018, in consolidated terms, was €31,163m, equivalent to a decline of 4.9% compared to May of 2018. Variation within exact time period and at constant exchange rates was up 0.5%, which is mainly explained by the increase in credit risk due to higher activity levels and even if it is partially offset as well as by the sale of BBVA Chile and the variations in the ERC of goodwill and exchange rates.

Consolidated economic risk capital breakdown (Percentage as of August 2018)

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The BBVA share

Global economic growth may have slowed slightly in the third quarter of 2018 to rates somewhat below 1% quarterly. Although the pace of expansion remains robust, it is geographically less synchronized, with the strength of the United States economy that contrasts with the moderation seen in China, Europe and some emerging economies. The fact that both the Federal Reserve (Fed) and the ECB have taken steps toward the normalization of their monetary policy and, although they continue to support activity, this process has led to an increase in financial tensions in the emerging economies due to the appreciation of the dollar and the reduction of liquidity However, the rebound in financial tensions has been especially concentrated in the more vulnerable emerging countries, with a clear difference between them . The main risk continues to be protectionism, despite the fact that the direct effect on global growth of the measures taken could be limited, the indirect impact of lower confidence and financial volatility could be felt in the coming quarters and increase uncertainty.

Most stock-market indices showed a downward trend during the first nine months of the year 2018. Thus, the Stoxx 50 and the Euro Stoxx 50 fell by 3.5% and 3.0%, respectively, year-to-date; while in Spain, the Ibex 35 lost 6.5% over the same period. In contrast, in the United States the S&P 500 index gained 9.0% in the last nine months (up 7.2% in the third quarter).

In Europe, the banking sector indices were notably more negative during the first nine months of 2018 than these general indices. The European Stoxx Banks index, which includes British banks, lost 14.8%, and the Eurozone bank index, the Euro Stoxx Banks, was down 18.3%. In contrast, in the United States the S&P Regional Banks index gained with a slight increase a 0.9% on the close of 2017.

The BBVA share closed September at €5.49, a fall of 22.8% for this year.

BBVA share evolution compared with European indices (Base indice 100=30-09-17)

23

The BBVA share and share performance ratios

	30-09-18	31-12-17
Number of shareholders	895,809	891,453
Number of shares issued	6,667,886,580	6,667,886,580
Daily average number of shares traded	32,530,465	35,820,623
Daily average trading (Millions of Euros)	205	252
Maximum price (euros)	7.73	7.93
Minimum price (euros)	5.12	5.92
Closing price (euros)	5.49	7.11
Book value per share (euros)	6.94	6.96
Tangible book value per share (euros)	5.70	5.69
Market capitalization (Millions of Euros)	36,607	47,422
Yield (dividend/price; %) (1)	4.4	4.2

(1)	Calculated by dividing shareholder remuneration over the last twelve months by the closing price of the period.

Regarding shareholder remuneration, on October 10, BBVA paid in cash a gross amount of €0.10 per share on account of the 2018 fiscal year. This payment is consistent with the shareholder remuneration policy announced by Relevant Event of February 1, 2017, that envisages, subject to the pertinent approvals by the corresponding corporate bodies, the payment of two dividends in cash, foreseeably on October and April of each year.

Shareholder remuneration (Euros gross/share)

As of September 30, 2018, the number of BBVA shares remained at 6,668 million, and the number of shareholders was 895,809. By type of investor, residents in Spain held 44.73% of the share capital, while the remaining 55.27% was owned by non-resident shareholders.

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Shareholder structure 3Q18

	Shareholders		Shares
Number of shares	Number	%	Number	%
Up to 150	180,107	20.1	12,805,559	0.2
151 to 450	180,147	20.1	49,323,895	0.7
451 to 1800	282,772	31.6	276,144,598	4.1
1,801 to 4,500	132,635	14.8	377,482,630	5.7
4,501 to 9,000	62,003	6.9	390,613,359	5.9
9,001 to 45,000	51,629	5.8	896,906,117	13.5
More than 45,001	6,516	0.7	4,664,610,422	70.0

Total	895,809	100.0	6,667,886,580	100.0

BBVA shares are included on the main stock-market indices, including the Ibex 35, Euro Stoxx 50 and Stoxx 50, with a weighting of 7.6%, 1.5% and 1.0% respectively. They also form part of several sector indices, including the Euro Stoxx Banks, with a weighting of 8.1%, and the Stoxx Banks, with a weighting of 3.8%.

Finally, BBVA maintains a significant presence on a number of international sustainability indices or ESG (environmental, social and governance) indices, which evaluate the performance of companies in this area. In September 2018, BBVA joined the Dow Jones Sustainability Index (DJSI), benchmark in the market, which measures the performance of nearly 3,400 listed companies in environmental, social and corporate governance matters. Among the aspects most valued in BBVA’s analysis are the fiscal strategy, the information security and cybersecurity policies, the management of environmental risks and opportunities, financial inclusion and, above all, Pledge 2025 announced this year (see responsible banking section).

Sustainability indices on which BBVA is listed as of 30-09-2018 Listed on the DJSI World and DJSI Europe indices Listed on the MSCI ESG Leaders Indexes AAA Rating Listed on the FTSE4Good Global Index Series Listed on the Euronext Vigeo Eurozone 120 and Europe 120 Listed on the Ethibel Excellence Investment Register In 2017, BBVA obtained a "C" rating (1) The inclusion of BBVA in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement or promotion of BBVA by MSCI or any of its affiliates. The MSCI indices are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

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Responsible banking

BBVA has a differential banking model that we refer to as responsible banking, based on seeking out a return adjusted to principles, strict legal compliance, best practices and the creation of long-term value for all stakeholders.

The four pillars of BBVA´s responsible banking model are as follows:

•	Balanced relationships with its customers, based on transparency, clarity and responsibility.

•	Sustainable finance to combat climate change, respect human rights and achieve the United Nations Sustainable Development Goals (SDGs).

•	Responsible practices with employees, suppliers and other stakeholders.

•	Community investment to promote social change and create opportunities for all.

In recognition of its responsible banking model and of BBVA´s efforts to advance sustainability issues, in September 2018 BBVA joined the Dow Jones Sustainability Index (DJSI), as mentioned in the section of the share.

In line with the European Commission Action Plan on sustainable finance, BBVA announced in this 2018 its Pledge 2025, the Bank’s climate change and sustainable development strategy to meet the United Nations Sustainable Development Goals and the Paris Agreement on Climate Change. It is a pledge to eight years (2018-2025) based on financing, managing and involving. BBVA is pledging to mobilize €100 billion in green and sustainable finance, infrastructures and agribusiness, social entrepreneurship and financial inclusion. In its pledge to manage environmental and social resources and minimize the potential direct and indirect negative impacts, BBVA has pledged that by 2025, 70% of energy bought by the Group will be renewable, thus reducing its CO2 emissions by 68% compared to 2015. In addition, BBVA is pledged to engage all its stakeholders to boost the contribution of the financial sector to sustainable development.

To foster this contribution, BBVA presented in April the SDG-linked bond framework, under which it may issue what are called green bonds, social bonds or sustainable bonds. The existence of this framework is one of the characteristic elements of sustainable issues. In May, BBVA issued a green bond for €1 billion, the largest amount ever by a financial institution in the Eurozone, as well as being at the moment the first Spanish bank to carry out this type of issue. In this respect, in September, BBVA Bancomer carried out an issuance of this type of bonds amounting to 3.5 billion Mexican pesos, making it the first private bank in Mexico to successfully issue a bond with such characteristics.

Additionally, in the third quarter, BBVA Asset Management launched a global asset allocation fund managed under a Socially Responsible Investment (SRI) criteria. BBVA Futuro Sostenible, has a defensive risk profile, and completes the range of investment solutions with socially responsible criteria offered by BBVA Group fund manager. BBVA Futuro Sostenible is the first fund in Spain with a complete approach to SRI.

•	Integration of SRI criteria for all asset classes with investment in the best companies and governments with environmental, social and corporate governance criteria.

•	Lower carbon footprint than the benchmark.

•	Impact investment based on the SDGs.

•	Distribution of a quarter of the management commission in solidarity projects.

•	Exclusion of companies that do not comply with the United Nations Global Compact, controversial sectors and worst companies and governments that do not meet our criteria of minimum standards in corporate, environmental and social governance.

Regarding responsible practices, BBVA published at the beginning of 2018 its Human Rights Commitment, an action plan that covers all the areas of the Group and its ecosystem. For BBVA, respect for the dignity of people and their rights is an essential condition for action and is very closely linked to the challenge that it has assumed of fostering and preserving the well-being of the communities in which it operates. This commitment is based on the UN Guiding Principles on Business and Human Rights.

In September, BBVA celebrated the Global Volunteer Week. More than 7,000 BBVA employees carried out around 325 volunteer and solidarity activities, organized by the bank, by employees and by other non-governmental organizations in more than 15 countries, to contribute to the Agenda of the Sustainable Development Goals established by the United Nations for 2030.

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Business areas

This section presents and analyzes the most relevant aspects of the Group’s different business areas. Specifically, it shows a summary of the income statement and balance sheet, the business activity figures and the most significant ratios in each of them.

At the closing of the third quarter of 2018 the reporting structure of BBVA Group’s business areas remained basically the same even if its composition differs from the one presented during the same period in 2017 due to the sale of BBVA Chile announced last year and which has been closed on July 6. This operation, which has affected the composition of the business area of South America, will be detailed in the following sections as well as the rest of the Group’s business areas:

•	Banking activity in Spain includes the Retail Network in Spain, Corporate and Business Banking (CBB), Corporate & Investment Banking (CIB), BBVA Seguros and Asset Management units in Spain. It also includes the new loan production to developers or loans that are no longer in difficulties as well as the portfolios, funding and structural interest-rate positions of the euro balance sheet.

•	Non Core Real Estate covers specialist management in Spain of loans to developers in difficulties and real-estate assets mainly coming from foreclosed assets, originated from both, residential mortgages, as well as loans to developers. On November 29, 2017, BBVA Group signed an agreement with Cerberus Capital Management, L.P. (Cerberus) for the creation of a joint venture in which the real-estate business area of BBVA in Spain would be transferred. At a later stage, 80% of this entity would be sold to a subsidiary of Cerberus. On October 10, 2018, the stated operation was closed, even though the effective transfer of some real-estate owned assets (“REOs”) are subject to the fulfillment of certain conditions and in the meanwhile, BBVA will continue to manage those assets. With respect to the explanations of the quarterly report, the figures of Non Core Real Estate are disclosed continuously with prior periods.

•	The United States includes the Group’s business activity in the country through the BBVA Compass group and the BBVA New York branch.

•	Mexico basically includes all the banking and insurance businesses carried out by the Group in the country. Since 2018 it has also included the BBVA Bancomer branch in Houston (in previous years located in the United States). Consequently, the figures from previous years have been reworked to incorporate this change and show comparable series.

•	Turkey includes the activity of the Garanti group.

•	South America basically includes BBVA’s banking and insurance businesses in the region. On July 6, 2018, the sale of BBVA Chile to The Bank of Nova Scotia (Scotiabank) was completed which affects the comparability of the results, the balance sheet, the activity and the most significant ratios of this business area with prior periods.

•	The rest of Eurasia includes the Group’s retail and wholesale business activity in the rest of Europe and Asia.

In addition to the above, all the areas include a remainder made up basically of other businesses and a supplement that includes deletions and allocations not assigned to the units making up the above areas.

Lastly, the Corporate Center is an aggregate that contains the rest of the items that have not been allocated to the business areas, as it corresponds to the Group’s holding function. It includes: the costs of the head offices that have a corporate function; management of structural exchange-rate positions; specific issues of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding results, whose management is not linked to customer relations, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

In addition to this geographical breakdown, supplementary information is provided for all the wholesale businesses carried out by BBVA, i.e. Corporate & Investment Banking (CIB), in the geographical areas where it operates. This aggregate business is considered relevant to better understand the Group because of the characteristics of the customers served, the type of products offered and the risks assumed.

Finally, as usual, in the case of the Americas, Turkey and CIB areas, the results of applying constant exchange rates are given in addition to the year-on-year variations at current exchange rates.

The information by areas is based on units at the lowest level and/or companies making up the Group, which are assigned to the different areas according to the main geographical area in which they carry out their activity.

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Major income statement items by business area

(Millions of Euros)

		Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center and other
Jan.-Sep. 18
Net interest income	12,899	2,749	32	1,665	4,110	2,204	2,226	124	13,109	(210)
Gross income	17,596	4,516	(11)	2,182	5,340	2,801	2,777	317	17,921	(325)
Operating income	8,875	2,061	(69)	810	3,581	1,887	1,527	99	9,896	(1,022)
Profit/(loss) before tax	6,012	1,574	(75)	686	2,558	1,267	987	94	7,089	(1,077)
Net attributable profit	4,323	1,167	(60)	541	1,851	488	467	57	4,510	(188)
January-Sep. 17
Net interest income	13,202	2,792	48	1,591	4,109	2,399	2,393	144	13,476	(274)
Gross income	18,908	4,734	(18)	2,139	5,351	3,008	3,340	367	18,920	(13)
Operating income	9,522	2,178	(92)	756	3,514	1,873	1,827	140	10,196	(674)
Profit/(loss) before tax	6,015	1,459	(349)	541	2,237	1,510	1,209	141	6,748	(733)
Net attributable profit	3,449	1,056	(274)	402	1,636	568	616	101	4,105	(656)

Gross income(1), operating income(1) and net attributable profit breakdown(1) (Percentage. January-september 2018) (1) Excludes the Corporate Center. (2) Includes the areas Banking activity in Spain and Non Core Real Estate.

28

Major balance-sheet items and risk-weighted assets by business area

(Millions of Euros)

				Business areas
	BBVA Group	Banking activity in Spain	Non Core Real Estate	The United States	Mexico	Turkey	South America	Rest of Eurasia	S Business areas	Corporate Center and other	AyPNCV variation (1)
30-09-18
Loans and advances to customers	370,496	167,856	743	58,608	52,039	40,833	34,795	15,622	370,496	—	—
Deposits from customers	365,687	173,925	77	60,917	50,327	38,841	36,405	5,196	365,687	—	—
Off-balance sheet funds	100,989	64,150	2	—	22,323	2,583	11,548	383	100,989	—	—
Total assets/liabilities and equity	668,985	326,807	7,755	78,898	96,124	66,035	51,073	18,482	645,174	23,811	—
Risk-weighted assets	343,051	102,020	7,475	62,728	54,391	52,822	41,544	13,889	334,870	8,182	—
31-12-17
Loans and advances to customers	387,621	183,172	3,521	53,718	45,768	51,378	48,272	14,864	400,693	—	(13,072)
Deposits from customers	376,379	177,763	13	60,806	49,964	44,691	45,666	6,700	385,604	—	(9,225)
Off-balance sheet funds	98,005	62,054	4	—	19,472	3,902	12,197	376	98,005	—	—
Total assets/liabilities and equity	690,059	319,417	9,714	75,775	94,061	78,694	74,636	17,265	669,562	20,497	—
Risk-weighted assets	361,686	108,141	9,692	58,688	44,941	62,768	55,975	15,150	355,354	6,332	—

(1)	Includes non-current assets and liabilities held for sale (AyPNCV for its acronym in Spanish) of the BBVA Chile and real estate operations.

Interest rates

(Quarterly averages. Percentage)

	2018			2017
	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Euribor 3 months	(0.32)	(0.33)	(0.33)	(0.33)	(0.33)	(0.33)	(0.33)
Euribor 1 year	(0.17)	(0.19)	(0.19)	(0.19)	(0.16)	(0.13)	(0.10)
USA Federal rates	2.01	1.81	1.58	1.30	1.25	1.05	0.80
TIIE (Mexico)	8.11	7.88	7.84	7.42	7.37	7.04	6.41
CBRT (Turkey)	19.29	14.82	12.75	12.17	11.97	11.80	10.10

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates
	30-09-18	Δ % on 30-09-17	Δ % on 31-12-17	Jan.-Sep. 18	Δ % on Jan.-Sep. 17
Mexican peso	21.7798	(1.5)	8.6	22.7371	(7.6)
U.S. dollar	1.1576	2.0	3.6	1.1944	(6.8)
Argentine peso	45.7373	(54.7)	(50.6)	45.7373	(60.4)
Chilean peso	765.70	(1.8)	(3.6)	750.19	(2.9)
Colombian peso	3,460.21	0.3	3.6	3,448.28	(4.9)
Peruvian sol	3.8148	1.1	1.7	3.8952	(6.7)
Turkish lira	6.9650	(39.7)	(34.7)	5.5066	(27.3)

29

Banking activity in Spain

Highlights
•	Activity impacted by seasonality.
•	Good performance of net fees and commissions.
•	Improvement of efficiency due to the steady reduction of expenses.
•	Lower impairments and provisions, solid asset-quality indicators.

Business activity(1) (Year-on-year change. Data as of 30-09-18) (1) Excluding repos. Net interest income/ATAs (Precentage) Operating income (Millions of Euros) Net attributable profit (Millions of Euros) Breakdown of performing loans under management(1) (30-09-18) (1) Excluding repos. Breakdown of customer funds under management(1) (30-09-18) (1) Excluding repos.

30

Macro and industry trends

According to the latest information from the National Institute of Statistics (INE for its acronym in Spanish), the Spanish economy grew quarterly by 0.6% in the second quarter of 2018, which results in a slight moderation in growth compared to the previous year. The most recent indicators show that this solid advance of the GDP has continued further in the second part of the year, despite increased uncertainty, supported by robust domestic factors related to the improvement of the labor market and favorable financial conditions. Both monetary and fiscal policy continue to support growth, while the recent depreciation of the euro and robust demand in the euro zone could give an additional boost to exports.

Regarding the Spanish banking system and according to July 2018 data from the Bank of Spain (latest published data), the total volume of lending to the private sector (household and corporate) continued to decline year-on-year (down 3.0%). Non-performing loans in the sector decreased significantly (down 27.3% year-on-year as of July 2018) due to the completion of a major sale of real-estate assets by one of the entities in the system during the first quarter of the year. At the end of July, the sector’s NPL ratio was 6.35%, that is 25.1% below the figure registered in the previous year.

Activity

The most relevant aspects related to the area’s activity year-to-date as of 30-September-2018 were:

•	Lending (performing loans under management) are down by 2.0% compared to the figure at the end of December 2017 (down 1.5% year-on-year), mainly due to the reduction in the mortgage portfolio (down 2.5% in the last nine months) and in the public sector, corporates and other commercial portfolios (down 7.1% as a whole for the same period). In contrast, consumer financing and credit cards maintained a very positive performance (during the course of the year up 16.8%), which, together with the good performance of the SME portfolio, offset the reduction of mortgage loans.

•	In asset quality, there was a further reduction in non-performing loans balances that positively affected the area’s NPL ratio, which reduced by 22 basis points over the last three months to 5.0%. The NPL coverage ratio closed at 56%.

•	Customer deposits under management grew by 0.6% in the quarter and remained flat compared to the close of December 2017 (up 0.1%). By products, there was a further decline in time deposits (down 24.1% year-to-date), which has been offset by the increase in demand deposits (up 9.3%).
•	The off-balance-sheet funds showed an increase of 0.4% with respect to the balance reached in June, with positive net contributions to investment funds despite of the unfavorable evolution of the markets. The comparison with the closing of December 2017 continues to show a positive evolution (up 3.4%).

Results

The net attributable profit generated by the Banking Activity in Spain during the first nine months of 2018 reached €1,167 million, which represents a year-on-year increase of 10.5%, strongly supported by the favorable performance of commissions, operating expenses and provisions. The year-to-date highlights of the area’s income statement are:

•	Net interest income in the first nine months declined year-on-year by 1.5% although it remains stable in the quarter. The smaller contribution from targeted long-term refinancing operations (TLTRO) explained most of this decline.

•	Positive performance of net fees and commissions (up 8% year-on-year), which offset the decline in net interest income. There was a significant contribution from asset management fees and banking commissions.

•	Lower contribution from NTI compared to the same period of previous year (down 19.2%), associated with lower ALCO portfolio sales, taken into consideration the exceptionally good first half of last year.

•	Reduction in other income/expenses (down 51.5% year-on-year). One of the aspects explaining this is the greater contribution made to the SRF compared to the same period of 2017. Also, net earnings from the insurance business showed an increase of 11.3%.

•	As a result, the gross income decreased by 4.6%.

•	Operating expenses continued the downward trend observed in previous periods (down 4.0% year-on-year). The efficiency ratio closed at 54.4%, below the figure registered at the close of 2017 (54.9%), and operating income fell by 5.3% during the last twelve months.

•	Decline in impairment losses on financial assets (down 34.5% year-on-year) explained by lower gross additions to NPLs and loan-loss provisions for large customers. As a result, the cumulative cost of risk stood at 0.22% as of 30-September-2018.

•	Lastly, provisions (net) and other gains (losses) showed a year-on-year decline of 28.7%.

31

Financial statements and relevant business indicators (Millions of Euros and percentage)

Income statement	IFRS 9 Jan.-Sep. 18	Δ %	IAS 39 Jan.-Sep. 17
Net interest income	2,749	(1.5)	2,792
Net fees and commissions	1,268	8.0	1,174
Net trading income	318	(19.2)	394
Other operating income and expenses	182	(51.5)	375
of which Insurance activities (1)	356	11.3	320
Gross income	4,516	(4.6)	4,734
Operating expenses	(2,455)	(4.0)	(2,556)
Personnel expenses	(1,395)	(3.4)	(1,443)
Other administrative expenses	(844)	(2.9)	(869)
Depreciation	(216)	(11.3)	(244)
Operating income	2,061	(5.3)	2,178
Impairment on financial assets not measured at fair value through profit or loss	(281)	(34.5)	(429)
Provisions or reversal of provisions and other results	(207)	(28.7)	(290)
Profit/(loss) before tax	1,574	7.9	1,459
Income tax	(404)	0.9	(401)
Profit/(loss) for the year	1,169	10.5	1,058
Non-controlling interests	(2)	8.2	(2)
Net attributable profit	1,167	10.5	1,056

(1)	Includes premiums received net of estimated technical insurance reserves.

Balance sheets	IFRS 9 30-09-18	Δ %	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	18,559	37.9	13,463
Financial assets designated at fair value	103,418	30.1	79,501
of which loans and advances	21,474	n.s.	1,312
Financial assets at amortized cost	193,643	(12.5)	221,391
of which loans and advances to customers	167,856	(8.4)	183,172
Inter-area positions	4,276	136.8	1,806
Tangible assets	937	6.9	877
Other assets	5,973	151.0	2,380
Total assets/liabilities and equity	326,807	2.3	319,417
Financial liabilities held for trading and designated at fair value through profit or loss	68,819	86.9	36,817
Deposits from central banks and credit institutions	41,338	(33.6)	62,226
Deposits from customers	173,925	(2.2)	177,763
Debt certificates	31,613	(5.1)	33,301
Inter-area positions	—	—	—
Other liabilities	3,142	n.s.	391
Economic capital allocated	7,971	(10.6)	8,920

Relevant business indicators	30-09-18	Δ %	31-12-17
Performing loans and advances to customers under management (1)	163,868	(2.0)	167,291
Non-performing loans	9,590	(11.5)	10,833
Customer deposits under management (1)	174,972	0.1	174,822
Off-balance sheet funds (2)	64,150	3.4	62,054
Risk-weighted assets	102,020	(5.7)	108,141
Efficiency ratio (%)	54.4		54.9
NPL ratio (%)	5.0		5.5
NPL coverage ratio (%)	56		50
Cost of risk (%)	0.22		0.32

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

32

Non Core Real Estate

Highlights
•	Continued positive trend in the Spanish real-estate market, although with a more moderate growth rate.
•	The operation with Cerberus closed in October, which reduces net real-estate exposure almost entirely.
•	Significant reduction in losses in the area.

Industry trends

The macroeconomic context continues to be favorable for the real-estate sector: among other factors, the economy is still generating jobs, household incomes continue to grow, consumer confidence is at relatively high levels, and demand among foreigners for homes remains buoyant. All this is in a context of low interest rates:

•	After the significant increase in investment in housing in the first quarter of 2018, growth moderated in the second quarter. Despite this, in the first half of the year, investment in housing grew by a quarterly average of 1.6%, above the average growth of the economy, according to data from the National Quarterly Accounting Office of the INE.

•	From January to August, 384,246 homes were sold in Spain, a year-on-year increase of 9.9%, according to information from the General Council of Spanish Notaries (CIEN).

•	Housing prices accelerated in the second quarter of 2018 to 6.8% in year-on-year terms (INE figures).

•	The interest rate applied to new loan operations was around 2.3% and the cost of mortgage financing remains at relatively low levels. As a result, new home loans grew by 16.9% in the first eight months of the year.

•	Finally, construction activity continued to grow, in response to the increase in residential demand. According to data from the Ministry of Public Works, nearly 62,100 new housing construction permits were approved in the first seven months of the year, up 26.1% on the same period in 2017.

Activity

The decrease in the net real-estate exposure since the closing of 2017 was 14.9% and the net real-estate exposure amounted to €5,460m as of 30-September-2018.

With regards to the loans to developers, an agreement about the sale of a portfolio of non-performing and written-off loans to developers with a gross amount of approximately €1 billion was closed with the Canada Pension Plan Investment Board (CPPIB).

Having received the regulatory authorizations, BBVA closed on October 10, 2018 the operation of the transfer of its real-estate business in Spain to Cerberus Capital Management, L.P. The closing of this operation implies the sale of 80% of the share capital of Divarian, the joint venture to which the real-estate business had been transferred, to Cerberus even though the effective transfer of some real estate owned assets (“REOs”) is subject to the fulfillment of certain conditions and in the meanwhile, BBVA will continue to manage those assets. BBVA will hold the remaining 20% of the share capital of Divarian. BBVA estimates that this operation will not have a significant impact neither on the attributable profit of BBVA Group nor on the capital ratio CET1 fully-loaded.

The transfer includes both the real-estate assets and the necessary employees to manage this business. The transfer of some real-estate assets is subject to the fulfillment of certain conditions which are usual in this type of operations, as it was disclosed in the Relevant Event regarding the announcement of the agreement, and is the reason why the final sale’s price will be adjusted according to the assets that finally will be transferred.

In addition, BBVA reached an agreement with Blackstone for the sale of its participation of its 25.24% stake in Testa for €478m. This operation, once the pending authorizations are received, represents a new milestone in the reduction of BBVA’s real-estate exposure.

33

Evolution of Net exposure to real estate (Millions of Euros) (1) Compared to Bank of Spain's Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include 2.3Bn (September 2018) mainly related performing loans to developers transferred to the Banking Activity in Spain area. (2) Other real-estate assets not originated from foreclosures.

Coverage of real-estate exposure

(Millions of Euros as of 30-09-18)

	Gross Value	Provisions	Net exposure	% Coverage
Real-estate developer loans (1)	1,436	758	678	53
Performing	247	32	215	13
Finished properties	177	24	153	14
Construction in progress	24	4	20	17
Land	43	3	40	8
Without collateral and other	3	1	2	23
NPL	1,189	725	464	61
Finished properties	432	216	216	50
Construction in progress	50	18	32	36
Land	597	406	190	68
Without collateral and other	110	85	26	77
Foreclosed assets	11,568	7,098	4,470	61
Finished properties	7,169	3,659	3,510	51
Construction in progress	519	345	174	66
Land	3,880	3,094	786	80
Other real-estate assets (2)	814	503	312	62
Real-estate exposure	13,818	8,358	5,460	60

(1)

Compared to Bank of Spain’s Transparency scope (Circular 5/2011 dated November 30), real-estate developer loans do not include €2.3 Bn (September 2018) mainly related performing loans to developers transferred to the Banking activity in Spain area.

(2)	Other real-estate assets not originated from foreclosures.

Total real-estate exposure, including loans to developers, foreclosures and other assets, had a coverage ratio of 60% at the close of September 2018. The coverage ratio of foreclosed assets stood at 61%.

Non-performing loan balances fell again, thanks to a lower number of new additions to NPLs and the recovery of activity over the quarter. The NPL coverage ratio was maintained at 61%.

Results

This business area posted a cumulative loss for the period between January and September of 2018 of €60m, which represents a positive evolution compared to a loss of €274m in the same period the previous year.

34

Financial statements

(Millions of Euros)

Income statement	IFRS 9 Jan.-Sep. 18	Δ %	IAS 39 Jan.-Sep. 17
Net interest income	32	(34.4)	48
Net fees and commissions	3	(0.3)	3
Net trading income	6	n.s.	(0)
Other operating income and expenses	(51)	(26.1)	(69)
Gross income	(11)	(38.5)	(18)
Operating expenses	(58)	(21.4)	(74)
Personnel expenses	(36)	(3.3)	(38)
Other administrative expenses	(19)	(15.5)	(22)
Depreciation	(3)	(80.4)	(14)
Operating income	(69)	(24.8)	(92)
Impairment on financial assets not measured at fair value through profit or loss	(6)	(95.2)	(126)
Provisions or reversal of provisions and other results	0	n.s.	(131)
Profit/(loss) before tax	(75)	(78.5)	(349)
Income tax	15	(80.1)	75
Profit/(loss) for the year	(60)	(78.1)	(274)
Non-controlling interests	(0)	n.s.	1
Net attributable profit	(60)	(78.0)	(274)

Balance sheet	IFRS 9 30-09-18	Δ %	IAS 39 31-12-17
Cash, cash balances at central banks and other demand deposits	15	26.2	12
Financial assets designated at fair value	1,316	n.s.	9
of which loans and advances	1,326	n.s.	—
Financial assets at amortized cost	757	(78.5)	3,521
of which loans and advances to customers	743	(78.9)	3,521
Inter-area positions	—	—	—
Tangible assets	20	n.s.	0
Other assets	5,648	(8.5)	6,172

Total assets/liabilities and equity	7,755	(20.2)	9,714

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	37	n.s.	0
Deposits from customers	77	n.s.	13
Debt certificates	465	(40.7)	785
Inter-area positions	5,043	(12.7)	5,775
Other liabilities	271	n.s.	—
Economic capital allocated	1,861	(40.7)	3,141
Memorandum item:
Risk-weighted assets	7,475	(22.9)	9,692

35

The United States

Highlights
•	Lending growth supported by consumer and business financing.
•	Good performance of net interest income and provisions.
•	Improvement in efficiency.
•	Net attributable profit affected by the tax reform at the end of 2017.

Business activity (1) (Year-on-year change at constant exchange rate. Data as of 30-09-18) (1) Excluding repos. Net interest income/ATAs (Percentage. Constant exchange rate) Operating income (Millions of Euros at constant exchange rate) (1) At current exchange rate: 7.1%. Net attributable profit (Millions of Euros at constant exchange rate) (1) At current exchange rate: 34.5%. Breakdown of performing loans under management (1) (30-09-18) (1) Excluding repos. Breakdown of customer funds under management (1) (30-09-18) (1) Excluding repos.

36

Macro and industry trends

According to the latest available information from the Bureau of Economic Analysis (BEA), the growth of the U.S. GDP accelerated significantly to 4.2% in annualized terms in the second quarter of 2018, offsetting the slowdown perceived at the beginning of year. This strong performance was explained by the strong increase in private consumption, both goods and services, which continued to be supported by solid fundamentals, such as the dynamism of the labor market and the higher growth of wages. In addition, external demand also contributed positively to growth, due to the strong increase in exports and the stagnation of imports. Given this context, the strength of domestic demand, partly driven by a more expansive fiscal policy, and the rebound in the price of oil, accelerated inflation to 2.7% (August data), and the Fed continued with its monetary policy normalization, with three increases of official interest rates of 25 basis points each year to date (up to the 2.00-2.25% range). It is expected to continue on this path for the remainder during this and next year.

The persistence of the expansive cycle in the country, together with the resurgence of uncertainty and financial volatility, associated with a combination of factors (among them, the fear of an escalating protectionism and a greater perception of risk on the vulnerability of emerging markets) have substantially revalued the dollar since the second quarter of 2018, which so far this year has appreciated by around 5%, with September closing data of the effective exchange rate weighted by the importance of its main trading partners.

The general situation of the country’s banking system continued to be very positive. According to the latest available data from the Fed through August 2018, the total volume of bank credit in the system increased by 1.3% over the same month of the previous year, with a very similar performance in all the main portfolios. At the same time, deposits remained at the same level as the twelve prior months (up 0.1%). Lastly, non-performing loans continued their downward trend, with an NPL ratio of 1.59% at the end of the second quarter of 2018.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-September-2018 were:

•	Lending activity in the area (performing loans under management) continued an upward trend increasing by 4.9% year-to-date and 6.3% year-on-year.
•	By portfolio, higher interest rates continued to affect negatively the mortgages and loans to developers (construction real estate). By contrast, the consumer and credit card loans, which have higher margins and are therefore more profitable, increased by 19.6% year-to-date. Both loans to SMEs (up 10.6%) and corporates (up 4.8%) also performed well.

•	Risk indicators continued to be stable. The NPL ratio reduced to 1.1% and the NPL coverage ratio closed at 101%.

•	Customer deposits under management decreased 3.3% year-to-date with a flat evolution of the demand deposits (up 0.6%) and a decline in the time deposits (down 11.3%). In comparison with September 2017, an increase of 4.2% is observable, mainly due to the deposit-gathering campaigns launched in 2017, with positive contributions to low cost deposits (up 4.4% in demand deposits and up 8.9% in time deposits).

Results

The United States generated a cumulative net attributable profit of €541m during the first nine months of 2018, up 43.2% higher than the same period of last year, due mainly to the increase in net interest income, lower provisions and lower tax expenses as a result of a reduction in the effective tax rate following the tax reform approved in the last quarter of 2017. Also worth noting are the following:

•	Net interest income continued to perform positively, with the cumulative figure up by 12.0% year-on-year and 2.3% over the quarter. This was due partly to the Fed’s interest-rate hikes, but also the strategic measures adopted by BBVA Compass to improve loan yields (boosting consumer financing) and reduce the cost of deposits (improved deposit mix and wholesale funding).

•	Net fees and commissions declined by 2.9% year-on-year, due to a lower contribution from markets, investment banking and money remittances.

•	NTI was down by 6.5% year-on-year, driven by lower valuations of interest-rate derivatives, which were partially offset by favorable trading gains from bonds and exchange rates.

•	Operating expenses grew by 6.2% year-on-year, mainly due to greater activity related to the growth of consumer loans. This increase is lower than that shown by the gross margin (+9.1%). As a result, the efficiency ratio improved.

37
•	Impairment losses on financial assets fell by 25.1% in the last twelve months, due to the lower provisioning requirements in those portfolios affected by the 2017 hurricanes. As a result, the cumulative cost of risk through 30-September-2018 declined to 0.33%.

Financial statements and relevant business indicators

(Millions of Euros and percentage)

	IFRS 9			IAS 39
Income statement	Jan.-Sep. 18	Δ %	Δ % (1)	Jan.-Sep. 17
Net interest income	1,665	4.6	12.0	1,591
Net fees and commissions	448	(9.0)	(2.9)	493
Net trading income	69	(11.1)	(6.5)	78
Other operating income and expenses	(0)	(99.1)	(99.0)	(23)
Gross income	2,182	2.0	9.1	2,139
Operating expenses	(1,373)	(0.7)	6.2	(1,383)
Personnel expenses	(784)	(1.9)	5.0	(799)
Other administrative expenses	(457)	3.3	10.5	(442)
Depreciation	(132)	(7.1)	(0.5)	(142)
Operating income	810	7.1	14.3	756
Impairment on financial assets not measured at fair value through profit or loss	(138)	(30.1)	(25.1)	(197)
Provisions or reversal of provisions and other results	14	n.s.	n.s.	(18)
Profit/(loss) before tax	686	26.7	35.0	541
Income tax	(145)	4.1	11.1	(139)
Profit/(loss) for the year	541	34.5	43.2	402
Non-controlling interests	—	—	—	—
Net attributable profit	541	34.5	43.2	402

	IFRS 9			IAS 39
Balance sheets	30-09-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	4,389	(38.5)	(40.7)	7,138
Financial assets designated at fair value	10,525	(4.9)	(8.2)	11,068
of which loans and advances	175	212.2	201.4	56
Financial assets at amortized cost	60,940	11.4	7.5	54,705
of which loans and advances to customers	58,608	9.1	5.3	53,718
Inter-area positions	—	—	—	—
Tangible assets	662	0.6	(2.9)	658
Other assets	2,383	8.0	4.3	2,207

Total assets/liabilities and equity	78,898	4.1	0.5	75,775

Financial liabilities held for trading and designated at fair value through profit or loss	305	119.3	111.6	139
Deposits from central banks and credit institutions	4,477	25.1	20.7	3,580
Deposits from customers	60,917	0.2	(3.3)	60,806
Debt certificates	3,227	60.0	54.4	2,017
Inter-area positions	1,808	63.0	57.3	1,110
Other liabilities	5,060	(6.8)	(10.1)	5,431
Economic capital allocated	3,103	15.2	11.2	2,693

38

Relevant business indicators	30-09-18	Δ %	Δ% (1)	31-12-17
Performing loans and advances to customers under management (2)	58,729	8.7	4.9	54,036
Non-performing loans	679	(2.5)	(5.9)	696
Customer deposits under management (2)	60,913	0.2	(3.3)	60,806
Off-balance sheet funds (3)	—	—	—	—
Risk-weighted assets	62,728	6.9	3.2	58,688
Efficiency ratio (%)	62.9			64.4
NPL ratio (%)	1.1			1.2
NPL coverage ratio (%)	101			104
Cost of risk (%)	0.33			0.43

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

39

Mexico

Highlights

•	Good performance of the activity.

•	Expenses continue to grow below the rate of gross income.

•	Double-digit year-on-year growth in net attributable profit.

•	Good asset quality indicators.

Business activity (1) (Year-on-year change at constant exchange rate. Data as of 30-09-18) (1) Excluding repos. Net interest income/ATAs (Percentage. Constant exchange rate) Operating income (Millions of Euros at constant exchange rate) Net attributable profit (Millions of Euros at constant exchange rate) (1) At current exchange rate: 1.9%. (1) At current exchange rate: 13.1%. Breakdown of performing loans under management (1) (30-09-18) (1) Excluding repos. Breakdown of customer funds under management (1) (30-09-18) (1) Excluding repos.

40

Macro and industry trends

GDP growth in Mexico shrunk by a quarterly 0.2% (down 0.6% annualized) in the second quarter, measured at adjusted by seasonality. This fall contrasts with the good performance showed by the economy during the two previous quarters, and is explained by the fall in consumption, private investment, and the a lower public investment, explained by the change in government. When analyzing the evolution of activity on the supply side, both services and trade have lost dynamism, while in the primary sector there was a significant drop. Additionally, there is lower production in the oil sector and a slowdown in exports of manufactured products, mainly due to commercial tensions with the United States. To this extent, the new trade agreement between these two countries and Canada (still pending endorsement) significantly reduces the uncertainty.

With respect to inflation, the increase observed in recent months seems to be transitory, since it is mainly due to the increase in energy prices, while core inflation remains relatively stable. This, together with contained inflation pressures, suggests that additional interest rate hikes by Banxico might not be necessary for the remainder of the year.

For yet another quarter, the Mexican banking system showed excellent levels of solvency and asset quality. According to the latest available information from the Mexican National Banking and Securities Commission (CNBV) in August 2018, activity remained as strong as in previous quarters, with year-on-year growth in the volume of lending and deposits at 10.5% and 10.3%, respectively. Both the NPL ratio (2.2%) and NPL coverage ratio (151%) were stable. Finally, solvency in the system is at a comfortable level, with a capital adequacy ratio of 15.61% as of the end of June 2018.

Activity

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be given at constant exchange rate. These rates, together with changes at current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-September-2018 were:

•	Increase in lending (performing loans under management) throughout the first nine months of 2018 (up 6.0%) and in year-on-year terms (up 6.5%). BBVA maintains its leading position in the country, with a market share of 22.8% in the outstanding portfolio of performing loans, according to local figures from the CNBV at the end of August 2018.
•	By portfolios: the wholesale portfolio, which represents 51.8% of total lending, increased by 7.1% year-to-date and 6.9% in year-on-year terms, mainly driven by medium-sized companies. The retail portfolio increased by 4.9% (including small and medium-sized enterprises) during the first nine months of the year (up 6.0% year-on- year), strongly supported by consumer loans (payroll, personal and auto), which rose by 6.8% between January and September (6.9% year-on-year). The credit cards portfolio showed a slight decrease of 0.2% during the first nine months of the year whereas the year-on-year increase amounts to 3.1%. This is due to the high monthly amortization rate (over 95%) of the amount invoiced in the month by customers with this type of credits.

•	With respect to the asset quality indicators of the quarter, the NPL ratio stayed stable at 2.0% (2.0% as at 30- June-2018) whereas the NPL coverage ratio closed at 149%.

•	Total customer funds (customer deposits under management, mutual funds and other off-balance sheet funds) posted a year-to-date increase of 2.1% and a year-on-year growth of 2.3%, explained by the decrease in demand deposits (down 2.5% year-to-date, and down 2.2% year-on-year). On the other hand, time deposits grew by 10.9% and 9.2%, respectively. Mutual funds increased by 7.3% year-to-date (up 8.4% year-on-year).

•	A profitable funding mix: low-cost items account for 75% of total customer deposits under management.

Results

BBVA in Mexico posted a net attributable profit in the first nine months of 2018 of €1,851 million, a year-on-year increase of 22.5%. Main highlights on the income statement are:

•	Positive performance of net interest income, which increased by 8.3% year-on-year, even higher than the increase in volumes of activity (up 6.5%).

•	Good performance of net fees and commissions, with growth of 7.3% over the last twelve months, driven mainly by an increased activity in mutual funds and investment banking as well as a higher volume of transactions with credit card and electronic banking customers.

•	NTI increased (up 19.3% year-on-year) due to the positive results from the Global Markets Unit.

•	In other income/expenses, the comparison was negative year-on-year (down 7.0%) because the good performance from insurance activity was not able to compensate the contributions to the FGD.

41
•	Operating expenses continued to grow at a controlled pace (up 3.7% year-on-year) and below the area’s gross income growth of 8.0%. As a result, the efficiency ratio has continued to improve and stood at 32.9% as of 30- September-2018.

•	Adequate risk management has been reflected in the 9.9% decline in impairment losses on financial assets, explained by a change in the mix of the loan portfolio. As a result, the cumulative cost of risk in the area closed at 2.82% from 3.24% as of December 2017.

•	Other gains (losses) included the extraordinary income from the sale of BBVA Bancomer’s stake in a real-estate development in the first quarter of 2018, and the capital gain from the sale of a building by Bancomer in the second quarter of 2018.

Financial statements and relevant business indicators (Millions of Euros and percentage)

	IFRS 9			IAS 39
Income statement	Jan.-Sep. 18	Δ %	Δ % (1)	Jan.-Sep. 17
Net interest income	4,110	0.0	8.3	4,109
Net fees and commissions	900	(0.9)	7.3	908
Net trading income	199	10.2	19.3	180
Other operating income and expenses	131	(14.1)	(7.0)	153
Gross income	5,340	(0.2)	8.0	5,351
Operating expenses	(1,759)	(4.2)	3.7	(1,836)
Personnel expenses	(761)	(3.6)	4.4	(789)
Other administrative expenses	(810)	(4.9)	2.9	(852)
Depreciation	(188)	(3.5)	4.5	(195)
Operating income	3,581	1.9	10.3	3,514
Impairment on financial assets not measured at fair value through profit or loss	(1,055)	(16.8)	(9.9)	(1,268)
Provisions or reversal of provisions and other results	32	n.s.	n.s.	(9)
Profit/(loss) before tax	2,558	14.3	23.8	2,237
Income tax	(707)	17.7	27.4	(601)
Profit/(loss) for the year	1,851	13.1	22.5	1,636
Non-controlling interests	(0)	11.8	21.0	(0)
Net attributable profit	1,851	13.1	22.5	1,636

	IFRS 9			IAS 39
Balance sheets	30-09-18	Δ %	Δ %(1)	31-12-17
Cash, cash balances at central banks and other demand deposits	6,225	(29.5)	(35.1)	8,833
Financial assets designated at fair value	26,955	(5.8)	(13.3)	28,627
of which loans and advances	130	(91.7)	(92.3)	1,558
Financial assets at amortized cost	58,815	23.3	13.5	47,691
of which loans and advances to customers	52,039	13.7	4.7	45,768
Tangible assets	1,804	3.1	(5.1)	1,749
Other assets	2,326	(67.5)	(70.1)	7,160

Total assets/liabilities and equity	96,124	2.2	(5.9)	94,061

Financial liabilities held for trading and designated at fair value through profit or loss	16,300	73.3	59.5	9,405
Deposits from central banks and credit institutions	2,659	(54.6)	(58.2)	5,853
Deposits from customers	50,327	0.7	(7.3)	49,964
Debt certificates	8,575	17.3	7.9	7,312
Other liabilities	13,986	(20.7)	(27.0)	17,627
Economic capital allocated	4,278	9.7	1.0	3,901

42

Relevant business indicators	30-09-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	52,049	15.2	6.0	45,196
Non-performing loans	1,136	1.1	(7.0)	1,124
Customer deposits under management (2)	49,263	9.2	0.6	45,093
Off-balance sheet funds (3)	22,323	14.6	5.5	19,472
Risk-weighted assets	54,391	21.0	11.4	44,941
Efficiency ratio (%)	32.9			34.4
NPL ratio (%)	2.0			2.3
NPL coverage ratio (%)	149			123
Cost of risk (%)	2.82			3.24

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

43

Turkey

Highlights

•	Activity impacted by the evolution of exchange rates.

•	Good performance of recurring revenue items.

•	Control of operating expenses.

•	Risk indicators affected by the update of the macroeconomic scenario and certain negative impacts of the portfolio of wholesale customers.

Business activity (1) (Year-on-year change at constant exchange rates. Data as of 30-09-18) Net interest income/ATAs (Percentage. Constant exchange rate) (1) Excluding repos. (1) At current exchange rate: -0.8%. Breakdown of performing loans under management (1) (30-09-18) (1) At current exchange rate: -14.1% Breakdown of customer funds under management (1) (30-09-18) Operating income (Million euros at constant exchange rates) Net attributable profit (Million euros at constant exchange rate) (1) Excluding repos. (1) Excluding repos.

44

Macro and industry trends

According to the most recent figures from the Turkish Statistical Institute, Turkey’s year-on-year economic growth was 5.2% in the second quarter of 2018, supported by lower contribution of domestic demand, while external demand contribution turned positive.

Interannual inflation climbed to 24.5% in September (the highest level since June 2003), as a result of the currency depreciation, the increase in costs and high food inflation, caused by unfavourable weather conditions.

The CBRT hiked its funding interest rate by 625 basis points (1,125 basis points year-to-date increase) up to 24.0% in its September meeting. CBRT decisions do not only help to fight against inflation and inflation expectations but also to support financial stability by reducing pressures on the currency.

The New Economic Program (NEP) of the Turkish Government recommends a more prudent fiscal consolidation plan which will help maintain the public accounts balanced and will support monetary policy in order to balance the economy towards a more sustainable path. The plan contains a mid-term deficit goal of 1.7% over GDP.

Regarding the Turkish financial sector evolution, year-on-year credit growth has decelerated during the third quarter of 2018, mainly due to business lending. By the end of September 2018, the year-on-year total lending growth rate (adjusted for the depreciation of the lira effect) reached up to 9.0%. Deposits from customers also have shown a slowdown trend. The year-on-year total deposits growth rate fell to 6.4% (adjusted for the depreciation of the lira effect). Turkish-lira deposits grew by 12.5% and foreign-currency deposits (mainly in U.S. dollars) decreased by 10.2%. Lastly, the NPL ratio closed at 3.1% for September (15 basis points rise in the third quarter).

Activity

Unless expressly stated and communicated otherwise, rates of changes explained ahead, both for activity and for income, will be presented at constant exchange rates. These rates, together with changes at current exchange rates, can be observed in the attached tables of the financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of September 30, 2018 have been:

•	Lending activity growth (performing loans under management) grew by 19.7% year-to-date (up by 25.1% in year-on-year terms) driven by the evolution of exchange rates. Garanti Bank Turkish-lira loans remained flat in the quarter and as a result, year-to-date growth stood at 8.5%.
Furthermore, Garanti Bank foreign-currency loans (in U.S. dollars) decreased by -8.3% year-to-date.

•	By segments, although business banking and consumer loans in Turkish-lira grew during the first half of the year, Turkish-lira lending, as aforementioned, remained flat in the third quarter, mainly due to increasing interest rates.

•	In terms of asset quality, the NPL ratio closed at 5.2% due to the worsening of macroeconomic conditions and the inflow of certain doubtful clients. On the other hand, the NPL coverage ratio stood at 76%.

•	Customer deposits (59% of total liabilities in the area as of September 30, 2018) remained the main source of funding for Turkish´s balance sheet and grew by 33.6% in year-to-date (up 41.1% in year-on-year terms) highly supported by the growth of Garanti Bank Turkish-lira deposits and the increase in exchange rates. In a quarterly basis, Turkish-lira customer deposits increased by 9.1% and strengthened Garanti Bank funding source. Nevertheless, during the third quarter of 2018, foreign-currency customer deposits (in U.S. dollars) followed a declining trend by -3.0%. Sound performance of demand deposits (almost zero cost) with a weight of 33% over total customer deposits. Additionally, retail and SMEs deposit concentration continued, which is enhancing low funding costs.

•	All funding and liquidity ratios remained within comfort levels, and Garanti maintained its solvency levels well above requirements.

Results

Turkey generated a cumulative attributable profit of €488m during the first nine months of 2018, representing a 18.1% year-on-year growth. The most significant aspects of the year-on-year evolution in the income statement were as follows:

•	Positive performance of interest income (up to 26.4%) despite loan-to-deposit pressure as a consequence of the higher contribution from inflation-linked bonds.

•	Income from fees and commissions grew by 32.0%. This significant increase was mainly driven by the positive performance in payment systems, advances, money transfers and other commissions.

•	Increase in NTI (by 99.8%) taking advantage of the volatile conditions of global markets, asset and liabilities management and gains on derivatives.

•	Gross income was up 28.1% in the third quarter of 2018 compared to the same period as of 2017, thanks to the increased core banking activities.

45
•	Operating expenses increased by 10.8%, slightly below the average inflation rate (13.75%) and well below the year-on-year growth rate in gross income, as a strict cost-control discipline exists. Due to this, the efficiency ratio declined to 32.6%.

•	Impairment on financial assets increased by 149.5%, due to certain negative impacts coming from the wholesale-customer portfolio and the macroeconomic scenario update. As a result, the cumulative cost of risk of the area was located in a 1.72%.

Financial statements and relevant business indicators

(Millions of Euros and percentage)

	IFRS 9			IAS 39
Income statement	Jan.-Sep. 18	Δ %	Δ % (1)	Jan.-Sep. 17
Net interest income	2,204	(8.1)	26.4	2,399
Net fees and commissions	515	(4.1)	32.0	537
Net trading income	31	45.2	99.8	22
Other operating income and expenses	51	1.0	39.0	50
Gross income	2,801	(6.9)	28.1	3,008
Operating expenses	(914)	(19.5)	10.8	(1,135)
Personnel expenses	(486)	(19.7)	10.5	(605)
Other administrative expenses	(323)	(17.8)	13.1	(392)
Depreciation	(105)	(23.4)	5.3	(137)
Operating income	1,887	0.8	38.6	1,873
Impairment on financial assets not measured at fair value through profit or loss	(638)	81.4	149.5	(352)
Provisions or reversal of provisions and other results	17	n.s.	n.s.	(12)
Profit/(loss) before tax	1,267	(16.1)	15.4	1,510
Income tax	(278)	(9.8)	24.1	(308)
Profit/(loss) for the year	989	(17.7)	13.2	1,201
Non-controlling interests	(501)	(20.9)	8.8	(634)
Net attributable profit	488	(14.1)	18.1	568

	IFRS 9			IAS 39
Balance sheets	30-09-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	7,628	89.0	189.5	4,036
Financial assets designated at fair value	5,545	(13.6)	32.3	6,419
of which loans and advances	—	—	—	—
Financial assets at amortized cost	50,344	(22.6)	18.5	65,083
of which loans and advances to customers	40,833	(20.5)	21.8	51,378
Tangible assets	924	(31.2)	5.4	1,344
Other assets	1,593	(12.0)	34.7	1,811

Total assets/liabilities and equity	66,035	(16.1)	28.6	78,694

Financial liabilities held for trading and designated at fair value through profit or loss	2,562	295.6	n.s.	648
Deposits from central banks and credit institutions	8,539	(23.7)	16.8	11,195
Deposits from customers	38,841	(13.1)	33.1	44,691
Debt certificates	5,738	(31.2)	5.3	8,346
Other liabilities	8,296	(26.7)	12.3	11,321
Economic capital allocated	2,059	(17.4)	26.5	2,493

46

Relevant business indicators	30-09-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	40,181	(21.9)	19.7	51,438
Non-performing loans	2,774	8.7	66.5	2,553
Customer deposits under management (2)	38,836	(12.8)	33.6	44,539
Off-balance sheet funds (3)	2,583	(33.8)	1.4	3,902
Risk-weighted assets	52,822	(15.8)	28.9	62,768
Efficiency ratio (%)	32.6			36.5
NPL ratio (%)	5.2			3.9
NPL coverage ratio (%)	76			85
Cost of risk (%)	1.72			0.82

(1)	Figures at constant exchange rate.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

47

South America

Highlights
•	The operation of the sale of BBVA Chile closed.
•	Activity in other countries grows at a good pace.
•	Good performance in more recurrent revenue.
•	Argentina hyperinflation adjustment.

Business activity (1) (Year-on-year change at constant exchange rate. Data as of 30-09-18) (1) Excluding repos. Net interest income/ATAs (Percentage. Constant exchange rate) Operating income (Millions of Euros at constant exchange rate) (1) At current exchange rate: 16.4%. Net attributable profit (Millions of Euros at constant exchange rate) (1) At current exchange rate: -24.2% Breakdown of performing loans under management (1) (30-09-18) (1) Excluding repos. Breakdown of customer funds under management (1) (30-09-18) (1) Excluding repos.

48

Macro and industry trends

Economic activity in South America suffered on average significant fall in the second quarter of the year. However, this was the result of the strong contraction in Argentina, as the rest of the countries in the region, mainly the Andean countries, have consolidated the recovery that began in 2017. In Argentina, the lack of foreign investor confidence regarding the country’s capacity to satisfy its financing needs triggered an exchange-rate crisis, with a significant impact on economic activity. The agreement reached with the IMF grants Argentina the capacity to deal with its financing needs next year and to operate on the currency markets to control the exchange rate. In the rest of the countries in the region, consumption continues to recover, supported by lower inflation levels, and also investment, boosted by growth in internal demand, the recovery of confidence and a positive external context (strong demand and commodity prices).

As in the case of economic activity, inflation in the region shows clearly two different trends: while in Argentina, and to a lesser extent Brazil, prices increased as a result of the depreciation of the currency, in the rest of the countries inflation remains at levels close to the targets of their respective central banks. To this extent, the phase of lax monetary policy could be reaching its end. In the coming months the monetary authorities could initiate steady rises in interest rates, except in the case of Argentina, which following the agreement reached with the IMF is implementing a monetary policy rule based on zero growth targets for the monetary aggregates in order to withdraw liquidity from the market and thus preventing the demand for foreign currency.

Regarding the banking systems within BBVA’s regional footprint, the macroeconomic backdrop and low levels of banking penetration in these countries in aggregate terms (obviously with differences between countries) led to strong results in the main indicators of profitability and solvency, while non-performing loans remained under control. In addition, there has been sustained growth in lending and deposits.

Activity

On 6-July-2018, after obtaining all required authorizations, BBVA completed the sale to The Bank of Nova Scotia of its direct and indirect stake in Banco Bilbao Vizcaya Argentaria, Chile (BBVA Chile) as well as in other companies of its group in Chile whose operations are complementary to the banking business (particularly, BBVA Seguros Vida, S.A.). BBVA’s stake in BBVA Chile amounted to approximately 68.2% of its share capital. The impacts of this transaction will be reflected in the financial statements of the BBVA Group for the third quarter of 2018.

Unless expressly stated otherwise, all the comments below on rates of change, for both activity and earnings, will be provided at constant exchange rates, and will be impacted by the divestment in BBVA Chile. These rates, together with changes at current exchange rates, can be found in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-September-2018 were:

•	Lending (performing loans under management) in South America decreased by 22.9% in the first nine months of 2018. Excluding BBVA Chile from the comparison, loans to customers grew by 6.4%. By country, the most significant increase was in Argentina (up 34.6% year-to-date and 60.4% year-on-year) and the improvement in investment in Colombia and Peru. By portfolios, excluding BBVA Chile from the comparison, performance was especially positive in the mortgage, consumer and corporate segments.

•	Regarding asset quality, there was a slight increase in the NPL ratio, as of September 30, 2018 it stood at 4.3%, while the NPL coverage ratio grew at 101%.

•	Customer funds decreased by 14.6% in the first nine months of 2018 (down 11.5% year-on-year), Excluding BBVA Chile from the comparison, it grew by 9.3% in the same period (up 13.1% year-on-year). Off-balance-sheet funds decreased by 2.4% year-to-date, although excluding BBVA Chile from the comparison, it grew by 9.1% in the same period. By country there was a positive trend in Argentina (up 56.2%), Colombia (up 7.4%) and Peru (up 4.8%).

Results

In the first nine months of of 2018, South America generated a net attributable profit of €467 million, which represents year-on-year fall of -5.6% (-24.2% at current exchange rates). This evolution is affected by the negative impact of accounting for hyperinflation in Argentina in the net attributable profit of the area (€-190 million) as well as by the change in the perimeter originated from the sale of BBVA Chile on July 6, 2018. However, the most recurrent income (net interest income and commissions) and NTI increased by 12.3% in the last twelve months. Decrease of the impairment losses on financial assets (down 0.4%) year-on-year. As a result, the cumulative cost of risk at the close of September stood at 1.45%.

49

By country, the trends in the first nine months of 2018 were as follows:

•	In Argentina, there was year-on-year growth in gross income of 25.7%. This increase was based both on the performance of recurring revenue (boosted by higher volumes of business) and the positive performance of NTI (mainly due to exchange rates). Impairment losses on financial assets also posted a growth. As a result, there net attributable profit includes the effect of hyperinflation and stood at -€2 million.

•	In Colombia, the increase in earnings was based on the good performance of net interest income (due to a positive performance in activity and customer spreads) and higher net fees and commissions, which boosted gross income (up 5.8%) above the rate of growth of operating expenses (up 5.4%). Together with the reduction of impairment losses on financial assets, this led to a year-on-year increase of 43.1% in the net attributable profit.

•	In Peru, net attributable profit increased by 5.7% year-on-year, leveraged by the good performance of net interest income (increase in lending), higher net fees and commissions and a flattish decrease in impairment losses on financial assets.

Financial statements and relevant business indicators

(Millions of Euros and percentage)

	IFRS 9			IAS 39
Income statement	Jan.-Sep. 18	Δ %	Δ % (1)	Jan.-Sep. 17
Net interest income	2,226	(7.0)	13.2	2,393
Net fees and commissions	455	(14.5)	9.9	532
Net trading income	303	(13.6)	9.2	350
Other operating income and expenses	(207)	n.s.	n.s.	65
Gross income	2,777	(16.9)	3.6	3,340
Operating expenses	(1,249)	(17.4)	7.9	(1,513)
Personnel expenses	(626)	(19.9)	5.6	(782)
Other administrative expenses	(532)	(16.9)	8.4	(641)
Depreciation	(91)	0.3	23.0	(91)
Operating income	1,527	(16.4)	0.4	1,827
Impairment on financial assets not measured at fair value through profit or loss	(502)	(9.5)	(0.4)	(555)
Provisions or reversal of provisions and other results	(38)	(39.7)	(20.5)	(63)
Profit/(loss) before tax	987	(18.4)	1.8	1,209
Income tax	(339)	(2.4)	24.4	(347)
Profit/(loss) for the year	648	(24.8)	(7.0)	862
Non-controlling interests	(181)	(26.5)	(10.5)	(246)
Net attributable profit	467	(24.2)	(5.6)	616

	IFRS 9			IAS 39
Balance sheets	30-09-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	7,211	(20.2)	(12.0)	9,039
Financial assets designated at fair value	6,583	(43.4)	(40.1)	11,627
of which loans and advances	648	n.s.	n.s.	3
Financial assets at amortized cost	36,502	(28.7)	(24.0)	51,207
of which loans and advances to customers	34,795	(27.9)	(23.3)	48,272
Tangible assets	723	(0.3)	17.2	725
Other assets	54	(97.3)	(97.2)	2,038

Total assets/liabilities and equity	51,073	(31.6)	(26.8)	74,636

Financial liabilities held for trading and designated at fair value through profit or loss	567	(79.9)	(79.3)	2,823
Deposits from central banks and credit institutions	2,989	(60.4)	(60.1)	7,552
Deposits from customers	36,405	(20.3)	(14.0)	45,666
Debt certificates	3,077	(57.3)	(56.4)	7,209
Other liabilities	5,669	(33.3)	(24.7)	8,505
Economic capital allocated	2,367	(17.8)	(9.9)	2,881

50

Relevant business indicators	30-09-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under management (2)	34,838	(27.5)	(22.9)	48,068
Non-performing loans	1,729	(8.3)	(7.9)	1,884
Customer deposits under management (3)	36,433	(20.7)	(14.6)	45,970
Off-balance sheet funds (4)	11,542	(5.4)	(2.5)	12,197
Risk-weighted assets	41,554	(25.8)	(19.0)	55,975
Efficiency ratio (%)	45.0			45.1
NPL ratio (%)	4.3			3.4
NPL coverage ratio (%)	101			89
Cost of risk (%)	1.45			1.32

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

South America. Data per country

(Millions of Euros)

	IFRS 9			IAS 39	IFRS 9			IAS 39
	Operating income				Net attributable profit
Country	Jan.-Sep. 18	Δ %	Δ % (1)	Jan.-Sep. 17	Jan.-Sep. 18	Δ %	Δ % (1)	Jan.-Sep. 17
Argentina	131	(65.7)	(13.3)	381	(2)	n.s.	n.s.	163
Chile	254	(19.8)	(17.4)	316	116	(15.9)	(13.4)	138
Colombia	481	0.9	6.1	476	181	36.1	43.1	133
Peru	536	(2.1)	4.9	547	128	(1.4)	5.7	130
Other countries (2)	126	19.3	26.8	106	44	(15.9)	(9.6)	52
Total	1,527	(16.4)	0.4	1,827	467	(24.2)	(5.6)	616

(1)	Figures at constant exchange rates.
(2)	Venezuela, Paraguay, Uruguay and Bolivia. Additionally, it includes eliminations and other charges.

South America. Relevant business indicators per country

(Millions of Euros)

	Argentina		Chile		Colombia		Peru
	30-09-18	31-12-17	30-09-18	31-12-17	30-09-18	31-12-17	30-09-18	31-12-17
Performing loans and advances to customers under management (1-2)	3,799	2,822	1,996	14,070	12,631	12,323	13,447	13,182
Non-performing loans and guarantees given (1)	44	22	56	405	783	696	723	656
Customer deposits under management (1-3)	5,405	3,342	14	9,325	13,447	12,667	13,006	12,415
Off-balance sheet funds (1-4)	783	619	—	1,248	1,405	1,158	1,698	1,609
Risk-weighted assets	7,021	9,364	2,119	14,398	13,240	12,299	15,222	14,879
Efficiency ratio (%)	70.1	56.1	43.4	45.2	36.4	36.0	35.7	35.6
NPL ratio (%)	1.1	0.8	2.7	2.6	5.8	5.3	4.1	3.8
NPL coverage ratio (%)	175	198	104	60	102	88	99	100
Cost of risk (%)	1.22	0.61	0.80	0.76	1.95	2.59	1.40	1.14

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Excluding repos and including specific marketable debt securities.
(4)	Includes mutual funds, pension funds and other off-balance sheet funds.

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Rest of Eurasia

Highlights

•	Positive trend in lending activity.

•	Performance of deposits strongly influenced by the environment of negative interest rates.

•	Earnings affected by decrease in revenues.

•	Improvement of the NPL and NPL coverage ratios.

Macro and industry trends

Growth in the Eurozone held steady in the second quarter of this year to 0.4% quarter-on-quarter, according to the latest information from Eurostat. This behaviour is mainly explained by the good performance of domestic demand, mainly due to the increase in investment, which offset the deterioration of external demand. The most recent indicators show that the improvement of the labor market is still supporting the growth of private spending, while the favorable financial conditions and the absorption of the idle capacity of the economy will continue to sustain the recovery of the investment. On the other hand, the depreciation of the euro since the second quarter of 2018, added to the continued buoyancy in world trade, will continue to support the competitiveness of exports. In this context, headline inflation rose to 2.1% in July, mainly due to the rise in energy and food prices, while core inflation remained at low levels (1.2%). In this scenario, the ECB will gradually reduce asset purchases over the coming months and end them in December. The ECB has also announced that it will keep interest rates low until, at least, the summer of 2019. The objective is to avoid shocks to the financial markets, which is important due to wage pressures (still limited) and rising political risks in Europe and global risks associated with protectionism.

Activity and results

This business area basically includes the Group’s retail and wholesale business in Europe (excluding Spain) and Asia.

The key aspects of the activity and results as of 30-September-2018 in this area were:

•	Lending (performing loans under management) grew by 8.8% year-to-date (up 2.6% year-on-year).

•	Credit risk indicators improved in the last three months: the NPL ratio closed at 1.6% (1.7% as of June 2018 and 2.1% as of March of the same year) and the NPL coverage ratio closed at 100% (93% and 88%, respectively, as of 30-June-2018 and as of 31-March-2018).

•	Customer deposits under management were still strongly influenced by the negative interest rate environment in the region and showed a decline of 21.4% during the first nine months of 2018. In the last twelve months, there was a fall of 20.9%

•	Regarding earnings, gross income declined by 13.8% year-on-year: the Rest of Europe fell by 14.4% and Asia by 4.3%. On the other hand, operating expenses continued to fall (down 4.6% year-on-year), due to tight control of personnel and discretionary costs. Impairments on financial assets increased in the quarter due to specific provisions of certain wholesale customers in Europe and Asia. These geographic areas contributed a cumulative net attributable profit between January and September of 2018 of €57 million, down 42.9% year on year.

52

Financial statements and relevant business indicators

(Millions of Euros and percentage)

	IFRS 9		IAS 39
Income statement	Jan.-Sep. 18	Δ %	Jan.-Sep. 17
Net interest income	124	(13.3)	144
Net fees and commissions	114	(8.3)	124
Net trading income	77	(21.5)	98
Other operating income and expenses	1	(3.5)	1
Gross income	317	(13.8)	367
Operating expenses	(217)	(4.6)	(228)
Personnel expenses	(101)	(12.8)	(116)
Other administrative expenses	(111)	8.4	(103)
Depreciation	(5)	(48.5)	(9)
Operating income	99	(28.8)	140
Impairment on financial assets not measured at fair value through profit or loss	(9)	n.s.	10
Provisions or reversal of provisions and other results	3	n.s.	(8)
Profit/(loss) before tax	94	(33.4)	141
Income tax	(37)	(9.8)	(40)
Profit/(loss) for the year	57	(42.9)	101
Non-controlling interests	—	—	—
Net attributable profit	57	(42.9)	101

	IFRS 9		IAS 39
Balance sheets	30-09-18	Δ %	31-12-17
Cash, cash balances at central banks and other demand deposits	700	(20.2)	877
Financial assets designated at fair value	531	(46.4)	991
of which loans and advances	—	—	—
Financial assets at amortized cost	16,893	12.6	15,009
of which loans and advances to customers	15,622	5.1	14,864
Inter-area positions	—	—	—
Tangible assets	38	6.3	36
Other assets	320	(9.1)	352
Total assets/liabilities and equity	18,482	7.0	17,265
Financial liabilities held for trading and designated at fair value through profit or loss	39	(13.1)	45
Deposits from central banks and credit institutions	2,301	(2.7)	2,364
Deposits from customers	5,196	(22.5)	6,700
Debt certificates	266	(24.9)	354
Inter-area positions	9,178	62.6	5,643
Other liabilities	778	(37.6)	1,246
Economic capital allocated	724	(20.7)	913

Relevant business indicators	30-09-18	Δ %	31-12-17
Performing loans and advances to customers under management (1)	16,731	8.9	15,362
Non-performing loans	390	(29.9)	556
Customer deposits under management (1)	5,196	(22.5)	6,700
Off-balance sheet funds (2)	383	1.9	376
Risk-weighted assets	13,889	(8.3)	15,150
Efficiency ratio (%)	68.6		65.9
NPL ratio (%)	1.6		2.4
NPL coverage ratio (%)	100		74
Cost of risk (%)	0.13		(0.16)

(1)	Excluding repos.
(2)	Includes mutual funds, pension funds and other off-balance sheet funds.

53

Corporate Center

The Corporate Center basically includes the costs of the head offices that have a corporate function; management of structural exchange-rate positions; certain issuances of equity instruments to ensure adequate management of the Group’s global solvency; portfolios and their corresponding earnings, whose management is not linked to customer relationships, such as industrial holdings; certain tax assets and liabilities; funds due to commitments with employees; goodwill and other intangibles.

The Corporate Center registered a net attributable loss of €188m during the first nine months of 2018, which positively compares with a loss of €656m in the same period of 2017. By entries, the most relevant are the following:

•	Negative contribution from NTI, compared to the capital gains recorded, in the amount of €228m before taxes, from the market sales of the stakes \ in CNCB (204 million in the first quarter, for the sale of 1.7%, and 24 million in the third quarter for the sale of the remaining 0.34%) registered in the same period of the previous year.

•	The result of corporate operations registering capital gains (net of taxes) originated by the sale of approximately 68.2% of the capital stock of BBVA Chile, which amounts to €633m. Excluding this effect, the net attributable profit without corporate operations, amounted to €-821m, representing a 25.2% loss, higher than the amount registered twelve months earlier.

Financial statements

(Millions of Euros and percentage)

	IFRS 9		IAS 39
Income statement	Jan.-Sep. 18	Δ %	Jan.-Sep. 17
Net interest income	(210)	(23.4)	(274)
Net fees and commissions	(50)	(24.1)	(66)
Net trading income	(96)	n.s.	293
Other operating income and expenses	31	(10.3)	34
Gross income	(325)	n.s.	(13)
Operating expenses	(696)	5.3	(662)
Personnel expenses	(374)	4.1	(359)
Other administrative expenses	(158)	106.8	(77)
Depreciation	(164)	(27.3)	(226)
Operating income	(1,022)	51.5	(674)
Impairment on financial assets not measured at fair value through profit or loss	0	n.s.	(1)
Provisions or reversal of provisions and other results	(55)	(3.9)	(58)
Profit/(loss) before tax	(1,077)	47.0	(733)
Income tax	253	175.7	92
Profit/(loss) after tax from ongoing operations	(824)	28.6	(641)
Results from corporate operations (1)	633	n.s.	—
Profit/(loss) for the year	(191)	(70.2)	(641)
Non-controlling interests	3	n.s.	(14)
Net attributable profit	(188)	(71.4)	(656)
Net attributable profit excluding results from corporate operations	(821)	25.2	(656)

(1) Includes net capital gains from the sale of BBVA Chile.

54

	IFRS 9		IAS 39
Balance sheets	30-09-18	Δ %	31-12-17
Cash, cash balances at central banks and other demand deposits	73	n.s.	5
Financial assets designated at fair value	4,101	63.2	2,514
of which loans and advances	—	—	—
Financial assets at amortized cost	—	—	—
of which loans and advances to customers	—	—	—
Inter-area positions	(4,276)	185.0	(1,501)
Tangible assets	1,581	(16.5)	1,893
Other assets	22,332	27.0	17,585

Total assets/liabilities and equity	23,811	16.2	20,497

Financial liabilities held for trading and designated at fair value through profit or loss	—	—	—
Deposits from central banks and credit institutions	—	—	—
Deposits from customers	—	—	—
Debt certificates	9,060	3.3	8,772
Inter-area positions	(16,030)	(2.2)	(16,384)
Other liabilities	107	(75.8)	443
Economic capital allocated	(22,363)	(10.3)	(24,941)
Shareholders’ funds	53,037	0.8	52,606

55

Other information: Corporate & Investment Banking

Highlights

•	Continued environment of pressure on margins and excess liquidity.

•	Better year-on-year performance of lending.

•	Good performance of net interest income.

•	Stable net attributable profit in a complicated scenario.

Business activity (1) (Year-on-year change at constant exchange rates. Data as of 30-09-18) (1) Excluding repos. Gross income/ATAs (Percentage. Constant exchange rates) Operating income (Million euros at constant exchange rates) (1) At current exchange rate: -11.0%. Net attributable profit (Million euros at constant exchange rates) (1) At current exchange rate: -8.1%. Breakdown of performing loans under management (1) (30-09-18) (1) Excluding repos. Breakdown of customer funds under management (1) (30-09-18) (1) Excluding repos.

56

Financial market trends

In the third quarter of the year, the financial markets were affected by rising trade tensions between the United States and China, and the ongoing process of gradual normalization of the monetary policies of central banks in developed countries. These two elements, together with idiosyncratic factors in some countries, led to a further adjustment in the currencies of emerging countries, in particular those that had accumulated the biggest imbalances, such as Argentina and Turkey. Recently, the overwhelming response by central banks, together with the greater flexibility of economic policy in China, the stability of the renminbi and the new NAFTA agreement between the United States, Mexico and Canada, have contributed to moderate the pressure on most emerging currencies. Nevertheless, these countries still face major challenges resulting from trade tensions between China and the United States, the impact of increased financial tension on economic growth and specific events that can increase risk for some countries considered systemic for their region (Brazil, India and Russia).

In contrast, developed countries have remained unaffected by the tensions in emerging economies. Thus the volatility in emerging countries, the increase in protectionism and tighter monetary policy in the United States have had not impact on the financial markets of developed countries. The U.S. stock markets hit new highs and implied volatility remains very low, even though the risk-free 10-year yields of U.S. bonds are now consolidated at levels above 3%. In contrast, European assets have been negatively affected by the stagnation in the Brexit negotiations and the proposed fiscal expansion of the Italian government, which represents a move away from the fiscal stability rules of the European Union. In this environment the euro is still unable to consolidate a position at levels above 1.16 dollars and European assets performed worse than North American assets.

Activity

All the comments below regarding rates of change, for both activity and earnings, will be given at constant exchange rate, unless expressly stated otherwise. These rates, together with changes at the current exchange rate, can be seen in the attached tables of financial statements and relevant business indicators.

The most relevant aspects related to the area’s activity year-to-date as of 30-September-2018 were:

•	The market conditions remain unchanged, with margins squeezed and excess liquidity. Lending (performing loans under management) showed signs of recovery compared to the end of the first quarter of 2018, and grew by 4.6% year-to-date and 2.6% year-on-year. By geography, all presented positive growth rates with the exception of Spain.
•	Positive trend in customer funds during the third quarter of the year, which has led to a positive growth rate in the quarter (+ 5.5%), while it has decreased so far this year (-8.0%). Figures varied by geography, showing growth in South America, Turkey and Spain and declines in the United States, Mexico and Rest of Eurasia.

•	In the mergers & acquisitions (M&A) business, activity in Spain and Portugal during the quarter continued to be positive, driven by the same factors that boosted the market throughout 2017 and influenced by the rebound of foreign direct investment. The High liquidity levels, the attractive financing conditions and the economic growth situation in Spain are expected to continue to stimulate the market during the last quarter of the year.

•	In the Equity Capital Markets Unit (ECM), after August, a traditionally low activity month, markets started to reactivate during the first weeks of September.

•	BBVA’s leadership in the green loan market was reflected in the 20 transactions (including 2 of the 3 mayor sustainable lends) structured and led, representing a total value of €12.4 billion, in different formats: syndicated loans and RCF, bilateral loans and Project Finance, and that made BBVA the most active financial institution in this business at an international level. BBVA´s bet on innovation is evident after the signing of a “green loan” for an amount of €35 million which constituted a pioneer investment within the Spanish market.

Results

CIB registered during the first nine month of 2018 a net attributable profit of €848m, a 0.6% increase with respect to the same period of 2017. The highlights of the year-on-year changes in the income statement in this aggregate are summarized below:

•	Increase in net interest income (+11.1% on year-on-year terms), driven by good performance in the United States, South America and Turkey.

•	Commissions showed a slight decrease, due to lack of activity in Corporate Finance.

•	Rise in NTI (up 8.0%), thanks to a favorable market volatility management and especially, in the emerging ones during the third quarter of 2018.

•	Due to the former, gross income showed a year-to-year improvement of +0.4%.

57
•	Operating expenses increased affected by inflation of the emerging geographies (+ 1.7%). Even so, moderation of discrete costs continues.

•	Finally, impairment losses on financial assets increased, 52.4%, mainly as a result of higher provision needs in Spain, Turkey and South America for singular clients.

Financial statements and relevant business indicators

(Millions of Euros and percentage)

	IFRS 9			IAS 39
Income statement	Jan.-Sep. 18	Δ %	Δ % (1)	Jan.-Sep. 17
Net interest income	1,027	(0.2)	11.1	1,029
Net fees and commissions	535	(11.0)	(1.8)	601
Net trading income	671	(1.7)	8.0	682
Other operating income and expenses	(30)	n.s.	n.s.	103
Gross income	2,203	(8.8)	0.4	2,415
Operating expenses	(757)	(4.3)	1.7	(791)
Personnel expenses	(340)	(8.6)	(3.9)	(371)
Other administrative expenses	(336)	(1.4)	7.1	(341)
Depreciation	(82)	3.2	5.0	(79)
Operating income	1,446	(11.0)	(0.2)	1,624
Impairment on financial assets not measured at fair value through profit or loss	(42)	23.3	52.4	(34)
Provisions or reversal of provisions and other results	(27)	(9.9)	(9.0)	(30)
Profit/(loss) before tax	1,377	(11.7)	(1.1)	1,560
Income tax	(324)	(22.4)	(13.7)	(418)
Profit/(loss) for the year	1,053	(7.8)	3.6	1,142
Non-controlling interests	(205)	(6.7)	18.3	(220)
Net attributable profit	848	(8.1)	0.6	922

(1) Figures at constant exchange rates.

	IFRS 9			IAS 39
Balance sheets	30-09-18	Δ %	Δ % (1)	31-12-17
Cash, cash balances at central banks and other demand deposits	3,510	(16.4)	(19.2)	4,200
Financial assets designated at fair value	93,472	28.3	26.7	72,878
of which loans and advances	21,823	n.s.	n.s.	648
Financial assets at amortized cost	63,968	(31.9)	(29.9)	93,948
of which loans and advances to customers	56,068	(17.0)	(13.9)	67,529
Inter-area positions	—	—	—	—
Tangible assets	27	(21.8)	(17.9)	35
Other assets	3,766	60.8	64.1	2,342

Total assets/liabilities and equity	164,743	(5.0)	(4.1)	173,403

Financial liabilities held for trading and designated at fair value through profit or loss	77,548	58.1	57.7	49,060
Deposits from central banks and credit institutions	15,763	(65.3)	(65.9)	45,427
Deposits from customers	41,869	(14.2)	(11.5)	48,792
Debt certificates	983	88.0	87.5	523
Inter-area positions	22,424	3.4	9.1	21,687
Other liabilities	2,694	(31.1)	(32.2)	3,908
Economic capital allocated	3,463	(13.6)	(11.6)	4,007

(1) Figures at constant exchange rates.

	IFRS 9			IAS 39
Relevant business indicators	30-09-18	Δ %	Δ % (1)	31-12-17
Performing loans and advances to customers under	56,394	0.1	4.6	56,315
Non-performing loans	497	(15.0)	(16.1)	584
Customer deposits under management (2)	39,358	(10.7)	(7.7)	44,095
Off-balance sheet funds (3)	957	(29.5)	(24.4)	1,357
Efficiency ratio (%)	34.4			34.1

(1)	Figures at constant exchange rates.
(2)	Excluding repos.
(3)	Includes mutual funds, pension funds and other off-balance sheet funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: October 30, 2018	By:	/s/ María Angeles Peláez Morón
Name: María Angeles Peláez Morón

Title: Authorized representative